UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

We wish to inform you that in accordance with the Order dated August 26, 2022 in the matter of Scheme of Arrangement between Vedanta Limited (“the Company”) and its shareholders, passed by the Hon’ble National Company Law Tribunal, Mumbai Bench (“Tribunal”) (“Order”), a meeting of the equity shareholders of the Company is scheduled to be held on Tuesday, October 11, 2022 at 3.00 p.m. (IST) through Video Conferencing (“VC”)/ Other Audio Visual Means (“OAVM”) (“Meeting”).

In this regard, please find enclosed herewith the Notice convening the Meeting, copy of the Scheme, Statement under Section 230 read with Section 102 and other applicable provisions of the Companies Act, 2013 (“the Act”) and Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 along with all annexures to Statement (“Notice”) being sent to all equity shareholders in electronic mode.

In terms of the directions of the Tribunal given under the Order and Regulation 44 of the SEBI Listing Regulations read with Section 108 of the Act and Rule 20 of the Companies (Management & Administration) Rules, 2014 as amended from time to time, the Company is providing facility to its equity shareholders to exercise their right to vote on resolution proposed in the Notice to be passed at the Meeting by electronic means. The equity shareholders of the Company shall have the facility and option of voting on the resolution proposed in the Notice by casting their votes through: (a) e-voting system available at the Meeting to be held virtually (“e-voting at the Meeting”); or (b) by remote electronic voting (“remote e-voting”).

The cut-off date for e-voting and time period for the remote e-voting of the aforesaid Meeting is as under:

Sr. no.	Event	Day & Date & Details	Time
1	Cut-off Date for e-voting	Tuesday, October 04, 2022	—
2	Remote e-voting start date and time	Thursday, October 06, 2022	9:00 a.m. IST
3	Remote e-voting end date and time	Monday, October 10, 2022	5:00 p.m. IST
4	E-voting Website	www.evoting.nsdl.com	—

The aforementioned Notice is also made available on the website of the Company at www.vedantalimited.com

The procedure and instructions for joining the Meeting through VC/ OAVM and the manner of casting vote through remote e-voting or through e-voting at the Meeting are outlined in the Notes set out in the Notice.

Kindly take the above on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 09, 2022		VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Registered Office: 1st Floor, C wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai- 400093, Maharashtra, India

Phone: +91 22 6643 4500 | Fax: +91 22 6643 4530

Email: comp.sect@vedanta.co.in | Website: www.vedantalimited.com

NOTICE CONVENING MEETING OF EQUITY SHAREHOLDERS OF

VEDANTA LIMITED PURSUANT TO ORDER DATED AUGUST 26, 2022 OF

THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL, MUMBAI BENCH

MEETING

Day	Tuesday

Date	October 11, 2022

Time	3:00 p.m. (IST)

Mode of meeting	As per the directions of the Hon’ble National Company Law Tribunal, Mumbai Bench, the meeting shall be conducted through Video Conferencing/ Other Audio-Visual Means

Cut-off date for e-voting	Tuesday, October 04, 2022

Remote e-voting start date and time	Thursday, October 06, 2022 at 9:00 a.m. (IST)

Remote e-voting end date and time	Monday, October 10, 2022 at 5:00 p.m. (IST)

E-voting at the Meeting	As per the instructions provided in the notice

Sr. No.	Contents	Page Nos.

1.	Notice of meeting of equity shareholders of Vedanta Limited (“Company”) under the provisions of Section 230 of the Companies Act, 2013 (“Act”) read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 (“CAA Rules”) (“Notice”)

2.	Statement under Section 230 read with Section 102 and other applicable provisions of the Act and CAA Rules (“Statement”)

3.	Annexure I Scheme of Arrangement between Vedanta Limited (“Company”) and its shareholders (“Scheme”)

4.	Annexure II Consolidated and Standalone Unaudited Financial Results (limited reviewed) of the Company for the quarter ended June 30, 2022

5.	Annexure III Observation letter dated April 7, 2022, issued by National Stock Exchange of India Limited (“NSE”) on the Scheme

6.	Annexure IV Observation letter dated April 19, 2022, issued by BSE Limited (“BSE”) on the Scheme

7.	Annexure V Complaints report submitted by the Company to NSE

8.	Annexure VI Complaints report submitted by the Company to BSE

9.	Annexure VII Details of ongoing adjudication & recovery proceedings, prosecution initiated, and all other enforcement action taken against the Company, its promoters and directors

10.	Annexure VIII Report of the Board of Directors of the Company, pursuant to Section 232(2)(c) of the Act

11.

Annexure IX

Certificate dated December 16, 2021, issued by M/s S. R. Batliboi & Co LLP, Chartered Accountants, Statutory Auditors of the Company confirming that the accounting treatment in the Scheme, is in compliance with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and circulars issued there under and the applicable accounting standards prescribed under Section 133 of the Act read together with the Companies (Indian Accounting Standards) Rules, 2015 as amended from time to time and other generally accepted accounting principles

The Notice of the Meeting, Statement under Section 230 read with Section 102 and other applicable provisions of the Act and Rule 6 of the CAA Rules and Annexure I to Annexure IX should be read together.

FORM NO. CAA. 2

[Pursuant to Section 230 (3) of the Companies Act, 2013 and Rule 6 and 7 of the Companies

(Compromises, Arrangements and Amalgamations) Rules, 2016)]

IN THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL, MUMBAI BENCH

CSA(CAA) No. 195/2022

IN THE MATTER OF SECTION 230

AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013

AND

IN THE MATTER OF THE SCHEME OF ARRANGEMENT BETWEEN VEDANTA LIMITED AND ITS

SHAREHOLDERS

Vedanta Limited, a Company incorporated

under the Companies Act, 1956 having

Corporate Identity Number:

L13209MH1965PLC291394 and having its

registered office at 1st Floor, C wing, Unit 103,

Corporate Avenue Atul Projects,

Chakala, Andheri (East), Mumbai- 400093,

Maharashtra, India

) ) ) ) ) )	....Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF VEDANTA LIMITED

To,

All the Equity Shareholders of Vedanta Limited

1.

NOTICE is hereby given that, pursuant to the directions of the Hon’ble National Company Law Tribunal, Mumbai Bench (“Tribunal”) vide its order dated August 26, 2022 (“Tribunal Order”), a meeting of the equity shareholders of the Company, will be held for the purpose of their considering, and if thought fit, approving, with or without modification(s), the proposed Scheme of Arrangement between Vedanta Limited (“Company”) and its shareholders (“Scheme”) on Tuesday, October 11, 2022 at 3:00 p.m. (IST).

2.

Pursuant to the said Tribunal Order and as directed therein, the meeting of the equity shareholders of the Company (“Meeting”) will be held through video conferencing (“VC”) / other audio visual means (“OAVM”), in compliance with the applicable provisions of the Companies Act, 2013 (“Act”) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) to consider, and if thought fit, pass, with or without modification(s), the following resolution for approval of the Scheme by requisite majority as prescribed under Section 230(1) and Section 230(6) of the Act as amended:

“RESOLVED THAT pursuant to the provisions of Section 230 and other applicable provisions of the Companies Act, 2013, the rules, circulars and notifications made thereunder (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time and the provisions of the Memorandum and Articles of Association of the Company and subject to the approval of Hon’ble jurisdictional National Company Law Tribunal (“NCLT”) and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be deemed appropriate by the Company, at any time and for any reason whatsoever, or which may otherwise be considered necessary, desirable or as may be prescribed or imposed by the NCLT or by any regulatory or other authorities, while granting such approvals, permissions and sanctions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the arrangement embodied in the Scheme of Arrangement between Vedanta Limited and its shareholders (“Scheme”), be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this Resolution and effectively implement the arrangement embodied in the Scheme and to make any modifications or amendments to the Scheme at any time and for any reason whatsoever, and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the NCLT while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any questions or doubts or difficulties that may arise including passing of such accounting entries and /or making such adjustments in the books of accounts as considered necessary in giving effect to the Scheme, as the Board may deem fit and proper.”

3.

TAKE FURTHER NOTICE that the equity shareholders shall have the facility and option of voting on the resolution for approval of the Scheme by casting their votes through: (a) e-voting system available at the Meeting to be held virtually (“e-voting at the Meeting”); or (b) by remote electronic voting during the period as stated below (“remote e-voting”):

REMOTE E-VOTING PERIOD
Commencement of voting	Thursday, October 06, 2022 at 9:00 a.m. (IST)
End of voting	Monday, October 10, 2022 at 5:00 p.m. (IST)

4.

A person, whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date, i.e., Tuesday, October 04, 2022 (“Cut-off Date”) only shall be entitled to exercise his/her/its voting rights on the resolution proposed in the Notice and attend the Meeting. A person who is not an equity shareholder as on the Cut-off Date, should treat the Notice for information purpose only.

5.

A copy of the Scheme, Statement under Section 230 read with Section 102 and other applicable provisions of the Act and Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 (“CAA Rules”) along with all annexures to Statement are enclosed herewith. A copy of this Notice and the accompanying documents are also placed on the website of the Company and can be accessed at: www.vedantalimited.com; the website of National Securities Depository Limited (“NSDL”) viz. www.evoting.nsdl.com, being the agency appointed by the Company to provide e-voting and other facilities for the Meeting and the website of the Stock Exchanges, i.e., BSE Limited and National Stock Exchange of India Limited viz. www.bseindia.com and www.nseindia.com, respectively.

6.

The Tribunal has appointed Mr. Upendra Kumar Sinha, Independent Director of the Company, to be the Chairperson for the Meeting and Mr. Upendra Shukla, Practising Company Secretary (Membership No.: 2727), to be the Scrutinizer for the Meeting.

7.

The Scheme, if approved at the aforesaid Meeting, will be subject to the subsequent sanction of the Tribunal and such other approvals, permissions and sanctions of regulatory or other authorities, as may be necessary.

Mumbai, September 09, 2022

Sd/-
Mr. Upendra Kumar Sinha
Chairperson appointed by the Tribunal for the Meeting

Registered office:
1st Floor, C wing, Unit 103, Corporate Avenue Atul Projects,
Chakala, Andheri (East), Mumbai- 400093,
Maharashtra, India
CIN: L13209MH1965PLC291394
Website: www.vedantalimited.com
Email: comp.sect@vedanta.co.in
Tel: +91 22 6643 4500
Fax: +91 22 6643 4530

Notes for the Meeting of the equity shareholders of the Company

1.

In view of the ongoing Covid-19 pandemic, in terms of the Tribunal Order and in compliance with the applicable provisions of the Act, SEBI Listing Regulations and General Circular Nos. 14/2020 dated April 8, 2020 read with General Circular Nos. 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021 and 03/2022 dated May 5, 2022 (collectively referred to as “MCA Circulars”) and Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and SEBI Circular SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated May 13, 2022 issued by the Securities and Exchange Board of India (“SEBI”) (“SEBI Circulars”), the Company is permitted to conduct the meeting through VC/ OAVM, without physical presence of the equity shareholders, therefore, the said Meeting of equity shareholders of the Company is being held through VC/ OAVM to transact the business set out in the Notice convening the Meeting.

2.

Since this Meeting is being held through VC / OAVM, physical attendance of equity shareholders has been dispensed with. Accordingly, the facility for appointment of proxies by the equity shareholders will not be available for the Meeting and hence the Proxy Form and Attendance Slip are not annexed hereto. However, in pursuance of Section 113 of the Act, authorized representatives of institutional/ corporate shareholders may be appointed for the purpose of voting through remote e-voting, for participation in the Meeting through VC/OAVM facility and e-voting during the Meeting provided that such shareholder sends a scanned copy (PDF/JPG Format) of its board or governing body resolution/authorization etc., authorizing its representative to attend the Meeting through VC/OAVM on its behalf, vote through e-voting during the Meeting and/or to vote through remote e-voting, on its behalf. The scanned image of the abovementioned documents should be in the name format ‘VEDL’. The said resolution/authorization shall be sent to the scrutinizer by email through his registered email id address to vedlscrutinizer@gmail.com and to the Company at compliance.officer@vedanta.co.in, with a copy marked to evoting@nsdl.co.in before the VC/OAVM Meeting or before the remote e-voting, as the case may be. The corporate shareholders can also upload documents in NSDL e-voting system for verification by scrutiniser.

3.	The deemed venue for the Meeting shall be the Registered Office of the Company.

4.	Equity shareholders attending the Meeting through VC / OAVM shall be reckoned for the purpose of quorum. Quorum for the Meeting shall be in terms of the Tribunal Order and Section 103 of the Act.

5.

As per directions of the Tribunal Order, the Notice of the Meeting and the accompanying documents mentioned in the Index are being sent only through electronic mail to those equity shareholders whose email addresses are registered with the Company/ Depositories/ Registrar and Transfer Agent (“RTA”) of the Company i.e. Kfin Technologies Limited (“Kfin”).

6.	NSDL, will provide the facility for voting by the equity shareholders through remote e-voting, for participation in the Meeting through VC/OAVM and e-voting during the Meeting.

7.

Voting rights of an equity shareholder/ beneficial owner (in case of electronic shareholding) shall be in proportion to his/ her/ its shareholding in the paid-up equity share capital of the Company as on the Cut-off Date (specified in the Notice).

8.

The Statement pursuant to Section 230 read with Section 102 and other applicable provisions of the Companies Act, 2013 (“Act”) and Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 in respect of the business set out in the Notice of the Meeting is annexed hereto.

9.	No route map of the venue of the Meeting is annexed hereto, since this Meeting is being held through VC / OAVM.

10.	In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote at the Meeting.

11.

A copy of the Scheme, Statement under Section 230 read with Section 102 and other applicable provisions of the Act and Rule 6 of the CAA Rules along with all annexures to Statement are enclosed herewith. A copy of this Notice and the accompanying documents are also placed on the website of the Company and can be accessed at: www.vedantalimited.com; the website of NSDL viz. www.evoting.nsdl.com, being the agency appointed by the Company to provide e-voting and other facilities for the Meeting and the website of the Stock Exchanges, i.e., BSE Limited and National Stock Exchange of India Limited viz. www.bseindia.com and www.nseindia.com, respectively. All the documents referred to in the accompanying Statement, shall be available for inspection through electronic mode during the proceedings of the Meeting. Equity shareholders seeking to inspect copies of the said documents may send an email at compliance.officer@vedanta.co.in. Further, all the documents referred to in the accompanying explanatory statement shall also be open for inspection by the equity shareholders at the Registered Office of the Company between 10:30 a.m. to 12:30 p.m., on all working days up to the date of the Meeting.

12.

If so desired, equity shareholders may obtain a physical copy of the Notice and the accompanying documents, i.e., Scheme and the Statement under Section 230 read with Section 102 and other applicable provisions of the Act and Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 etc., free of charge. A written request in this regard, along with details of your shareholding in the Company, may be addressed to the Company Secretary at compliance.officer@vedanta.co.in.

13.

The Scheme shall be considered approved by the equity shareholders of the Company if the resolution mentioned in the Notice has been approved by majority of persons representing three-fourth in value of the equity shareholders voting at the Meeting through VC/OAVM or by remote e-voting, in terms of the provisions of Section 230 of the Act.

14.

In terms of Circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2021/655 dated November 3, 2021 read with Circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022 issued by the SEBI, the SEBI has mandated the submission of Permanent Account Number (“PAN”) by every participant in the securities market. The equity shareholders of the Company holding shares in electronic form who have not submitted their PAN to their Depository Participants are requested to submit their PAN to their Depository Participants and those equity shareholders holding equity shares in physical form who have not submitted their PAN are requested to submit their PAN to the Company’s RTA through Form ISR-1 duly filled with details including Folio Number and attaching a self-attested copy of PAN card to Kfin, RTA of the Company at einward.ris@kfintech.com.

15.

The equity shareholders of the Company holding shares in physical mode, who have not registered / updated their email addresses with the Company, are requested to register/ update the same by sending an application to the RTA of the Company through Form ISR-1 as per the instructions provided in Point no. 14 stated above.

16.	Procedure for joining the meeting through VC / OAVM:

(a)

Equity shareholders of the Company will be able to attend the Meeting through VC / OAVM or view the live webcast of the Meeting provided by NSDL by following the instructions provided in the notes to the Notice of the Meeting.

(b)	Facility to join the Meeting shall be opened 30 (thirty) minutes before the scheduled time of the Meeting and shall be kept open throughout the proceedings of the Meeting.

(c)

Members requiring any assistance/ support for participation before or during the Meeting, can contact NSDL on evoting@nsdl.co.in or can call at toll free no. 1800-1020-990 and 1800-224-430 or can contact Ms. Sarita Mote, Assistant Manager, at the designated e-mail id: evoting@nsdl.co.in.

17.	Procedure and Instructions relating to e-voting:

(a)	Instructions relating to e-voting:

(i)

Pursuant to the directions of the Tribunal given under the Tribunal Order, the Company is providing facility to its equity shareholders to exercise their right to vote on resolution proposed to be passed at the Meeting by electronic means.

(ii)

The manner of voting, including voting remotely by: (i) individual shareholders holding equity shares of the Company in demat mode; (ii) shareholders other than individuals holding equity shares of the Company in demat mode; (iii) shareholders holding equity shares of the Company in physical mode; and (iv) equity shareholders who have not registered their e-mail address, is explained in the instructions given hereinbelow.

(iii)

The remote e-voting will not be allowed beyond the end date and time specified in the voting period as stated in the Notice and the remote e-voting module shall be forthwith disabled by NSDL upon expiry of the aforesaid period.

(iv)

The Company has opted to provide the same electronic voting system at the Meeting, as used during remote e-voting, and the said facility shall be operational till the resolution proposed in the Notice is considered and voted upon at the Meeting and may be used for voting only by the equity shareholders holding shares as on the Cut-off Date who are attending the Meeting and who have not already cast their vote(s) through remote e-voting.

(v)

The equity shareholders who have cast their vote(s) by remote e-voting may also attend the Meeting but shall not be entitled to cast their vote(s) again at the Meeting. Once the vote on the resolution is cast by an equity shareholder, whether partially or otherwise, the equity shareholder will not be allowed to change it subsequently or cast the vote again.

(vi)

An equity shareholder can opt for only single mode of voting i.e., either through remote e-voting or e-voting at the Meeting. If an equity shareholder casts vote(s) by both modes, then voting done through remote e-voting shall prevail and vote(s) cast at the Meeting shall be treated as “INVALID”.

(vii)

Mr. Upendra Shukla, Practising Company Secretary (Membership No.: 2727) has been appointed as the Scrutinizer for conducting the e-voting process including remote e-voting in a fair and transparent manner and they have communicated their willingness to be appointed and will be available for same purpose.

(viii)	The remote e-voting facility will be available during the following period:

REMOTE E-VOTING PERIOD
Commencement of voting	Thursday, October 06, 2022 at 9:00 a.m. (IST)
End of voting	Monday, October 10, 2022 at 5:00 p.m. (IST)

(ix)

Any person holding equity shares of the Company in physical form and non-individual shareholders, who acquire equity shares of the Company and become equity shareholders of the Company after the Notice is sent through e-mail and holding shares as of the Cut-off Date (as specified in the Notice), may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for remote e-voting, then you can use your existing user ID and password for casting your vote. If you have forgotten your password, you could reset your password by using “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com or call on toll free no. 1800- 1020-990 and 1800-224-430.

(x)

In case of individual shareholders holding equity shares of the Company in demat mode, who acquire equity shares of the Company and become a shareholder of the Company after sending of the Notice and holding shares as of the Cut-off Date (as specified in the Notice), may follow steps mentioned in the Notice of the Meeting under ‘Access to NSDL e-Voting system’;

(xi)

It is strongly recommended not to share your Password with any other person and take utmost care to keep your Password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to insert the correct password. In such an event, you will need to go through the ‘Forgot User Details/Password?’ or ‘Physical User Reset Password?’ option available on www.evoting.nsdl.com to reset the password;

(xii)

To attend to any queries, you may refer the Frequently Asked Questions (FAQs) and e-voting user manual for shareholders available at the download section of www.evoting.nsdl.com or call on toll free no.: 1800-1020-990 and 1800- 224-430 or send a request at evoting@nsdl.co.in or contact Ms. Sarita Mote, Assistant Manager, at the designated email id: evoting@nsdl.co.in at National Securities Depository Limited, Trade World, ‘A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013, Maharashtra, India who will also address the grievances connected with the voting by electronic means.

(b)	Procedure for e-voting

(i)	The details of the process and manner for remote e-voting and e-voting at the Meeting are explained below.

(ii)	The way to vote electronically on NSDL e-voting system consists of “Two Steps” which are mentioned below:

Step 1: Access to the NSDL e-voting system

Step 2: Cast your vote electronically on NSDL e-voting system

(iii)	Step 1: Access to NSDL e-Voting system

(A)	Login method for e-voting and joining virtual meeting for individual shareholders holding equity shares of the Company in demat mode

Individual shareholders holding equity shares of the Company in demat mode are allowed to vote through their demat account maintained with Depositories/ Depository Participants. Equity shareholders are advised to update their mobile number and email id in their demat accounts in order to access e-voting facility.

Login method for individual shareholders holding equity shares of the Company in demat mode is given below:

Type of shareholders	Login Method
Individual shareholders holding equity shares of the Company in demat mode with NSDL.

1.  Existing IDeAS user can visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page, click on the ‘Beneficial Owner’ icon under ‘Login’ which is available under ‘IDeAS’ section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services under Value added services. Click on ‘Access to e-Voting’ under e-Voting services and you will be able to see e-Voting page. Click on the Company’s name or e-Voting service provider i.e. NSDL and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-voting period or joining virtual Meeting & e-voting at the meeting.

2.  If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS Portal” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

Type of shareholders	Login Method

3.  Visit the e-Voting website of NSDL. Open web browser by typing the following URL: www.evoting.nsdl.com either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon ‘Login’ which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/ OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-voting page. Click on the Company’s name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual Meting & e-voting during the Meeting.

4.  Shareholders/Members can also download NSDL Mobile App “NSDL Speede” facility by scanning the QR code mentioned below for seamless voting experience.

Individual Shareholders holding equity shares in demat mode with Central Depository Services Limited (“CDSL”)

1.  Existing users who have opted for Easi/Easiest, they can login through their user ID and password. Option will be made available to reach e-Voting page without any further authentication. The URL for users to login to Easi/Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi.

2.  After successful login of Easi/Easiest the user will be also able to see the e-voting Menu. The Menu will have links of e-voting service provider i.e. NSDL. Click on NSDL to cast your vote.

Type of shareholders	Login Method

3.  If the user is not registered for Easi/Easiest, option to register is available at:

https://web.cdslindia.com/myeasi/Registration/EasiRegistration

4.  Alternatively, the user can directly access e-Voting page by providing demat Account Number and PAN No. from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the demat Account. After successful authentication, user will be provided links for the respective ESP i.e. NSDL where the e-voting is in progress.

Individual shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL / CDSL for e-voting facility. Upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL / CDSL Depository site after successful authentication, wherein you can see e-voting feature. Click on the Company’s name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual Meeting & e-voting during the Meeting.

(iv)	Important note: Equity shareholders of the Company who are unable to retrieve User ID/ Password are advised to use Forgot User ID and Forgot Password option available at abovementioned website.

(v)	Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual shareholders holding securities in demat mode with NSDL	Equity shareholders facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 1800 1020 990 and 1800 22 44 30 [from 8:00 a.m. (IST) to 8:00 p.m. (IST)]

Individual shareholders holding securities in demat mode with CDSL	Equity shareholders facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at +91-22-23058738 or +91-22-23058542-43 [from 10:00 a.m. (IST) to 6:30 p.m. (IST)]

(B)	Login method for e-voting and joining virtual meeting for equity shareholders other than individual shareholders holding equity shares of the Company in demat mode and physical mode

How to Log-in to NSDL e-voting website?

(i)	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

(ii)	Once the home page of e-voting system is launched, click on the icon ‘Login’ which is available under ‘Shareholder/Member’ section.

(iii)	A new screen will open. You will have to enter your User ID, your Password/ OTP and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

(iv)	Your User ID details are given below:

Manner of holding equity shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For equity shareholders who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.

b) For equity shareholders who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************

Manner of holding equity shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
c) For equity shareholders holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the company For example if folio number is 001*** and EVEN is 101456 then user ID is 101456001***

(v)	Password details for equity shareholders other than individual shareholders are given below:

(a)	If you are already registered for e-voting, then you can use your existing password to login and cast your vote.

(b)

If you are using NSDL e-voting system for the first time, you will need to retrieve the ‘Initial Password’ which was communicated to you. Once you retrieve your ‘Initial Password’, you need to enter the ‘Initial Password’ and the system will force you to change your password.

(c)	How to retrieve your ‘Initial Password’?

(i)

If your email id is registered in your demat account or with the Company, your ‘Initial Password’ is communicated to you on your email id. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The Password to open the .pdf file is your 8 digit Client ID for NSDL account, last 8 digits of Client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘Initial Password’.

(ii)	If your email id is not registered, please follow steps mentioned below in process for those Shareholders whose email IDs are not registered.

(vi)	If you are unable to retrieve or have not received the ‘Initial Password’ or have forgotten your Password:

(a)	Click on ‘Forgot User Details/Password?’ (If you are holding equity shares of the Company in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

(b)	‘Physical User Reset Password?’ (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

(c)

If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/ folio number, your PAN, your name and your registered address etc.

(d)	Equity shareholders can also use the OTP (One Time Password) based login option available at www.evoting.nsdl.com for casting their vote on the e-voting system of NSDL.

(vii)	After entering your password, tick on Agree to ‘Terms and Conditions’ by selecting on the check box.

(viii)	Now, you will have to click on ‘Login’ button.

(ix)	After you click on the ‘Login’ button, Home page of e-voting will open.

(C)	Step 2: Cast your vote electronically at the Meeting/ join virtual meeting on NSDL e-voting system

(i)	After successful login at Step 1, you will be able to see ‘EVEN’ of all the companies in which you are holding shares and whose voting cycle and the meeting is in active status.

(ii)

Select ‘EVEN’ of the Company for which you wish to cast your vote during the remote e-voting period and casting your vote during the Meeting. For joining virtual Meeting, you need to click on ‘VC / OAVM’ link placed under ‘Join Meeting’.

(iii)	Now you are ready for e-voting as the voting page opens.

(iv)	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/ modify the number of shares for which you wish to cast your vote and click on ‘Submit’ and also ‘Confirm’ when prompted.

(v)	Upon confirmation, the message ‘Vote cast successfully’ will be displayed.

(vi)	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

(vii)	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

(D)

Process for those equity shareholders of the Company whose email ids are not registered with the Depositories for procuring user ID and password and registration of email ids for e-voting for the resolutions set out in this Notice.

(i)

In case equity shares of the Company are held in physical mode, please provide Folio No., Name of Shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by e-mail to comp.sect@vedanta.co.in.

(ii)

In case equity shares are held in demat mode, please provide DPID-CLID (16-digit DPID + CLID or 16 digit beneficiary ID), Name, Client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) to comp.sect@vedanta.co.in. If you are an individual shareholder holding equity shares of the Company in demat mode, you are requested to refer to the login method explained at Step 1 (A) i.e. Login method for e-voting and joining virtual Meeting, for individual shareholders holding equity shares of the Company in demat mode.

(iii)	Alternatively, shareholders may send a request to evoting@nsdl.co.in for procuring User ID and Password for e-voting by providing above mentioned documents.

(iv)	Equity shareholders of the Company are required to update their mobile number and email id correctly in their demat account in order to access e-voting facility.

(E)	Instructions for attending the Meeting and cast votes through e-voting on the day of the Meeting:

(i)

Equity shareholders of the Company will be provided with a facility to attend the Meeting through VC/ OAVM through the NSDL e-voting system. Equity shareholders of the Company may access by following the steps mentioned above for Access to NSDL e-voting system. After successful login, you can see link of ‘VC / OAVM link’ placed under ‘Join meeting’ menu against the Company’s name. You are requested to click on VC / OAVM link placed under ‘Join Meeting’ menu. The link for VC / OAVM will be available in Shareholder/Member login where the EVEN of the Company will be displayed. Please note that the shareholders who do not have the User ID and Password for e-voting at the Meeting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in the Notice to avoid last minute rush.

(ii)	The procedure for e-voting on the day of the Meeting is same as the instructions mentioned above for remote e-voting.

(iii)

Only those equity shareholders, who will be present in the Meeting through VC/OAVM facility and have not cast their vote on the resolution through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the Meeting.

(iv)	Details of persons who may be contacted for any grievances connected with the facility for e-voting on the day of the Meeting is the same as that mentioned for remote e-voting.

(v)	Equity shareholders are encouraged to join the Meeting through Laptops for better experience.

(vi)	Further, shareholders will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the Meeting.

(vii)

Please note that participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to Fluctuation in their respective network. It is therefore recommended to use Stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

(viii)

Equity shareholders of the Company who would like to express their views/ have questions may send their questions in advance to compliance.officer@vedanta.co.in by mentioning their name, demat account number/folio number, email id, mobile number. The same will be replied by the Company suitably.

(F)	Procedure for speaker registration or to raise questions / queries

(i)

The equity shareholders of the Company who have any questions on the resolution proposed in the Notice are requested to send their queries in advance, latest by Monday, October 03, 2022 (5:00 p.m. IST) through e-mail at compliance.officer@vedanta.co.in by mentioning their name, DP ID and Client ID/ Folio No., email id, mobile number.

(ii)

Equity shareholders of the Company who would like to express their views or ask questions during the Meeting may register themselves as speaker by sending their request from their registered e-mail address mentioning their name, DP ID and Client ID/Folio No., No. of shares, PAN, mobile number at compliance.officer@vedanta.co.in on or before Monday, October 03, 2022 (5:00 p.m. IST). Those equity shareholders of the Company who have registered themselves as a speaker will only be allowed to express their views, ask questions during the Meeting. The Company reserves the right to restrict the number of speakers as well as the speaking time depending upon the availability of time at the Meeting. The equity shareholders of the Company may view the criteria for identification/ selection of speakers which is available on the website of the Company at www.vedantalimited.com.

(iii)

All documents referred to in the Notice will also be available electronically for inspection without any fee by the equity shareholders from the date of circulation of this Notice up to the date of Meeting. Equity shareholders of the Company seeking to inspect such documents can send an e-mail to compliance.officer@vedanta.co.in.

(c)	Results of the Meeting

(i)

The Scrutinizer will, after the conclusion of e-voting at the Meeting, scrutinize the votes cast at the Meeting and votes cast through remote e-voting, make a consolidated Scrutinizer’s Report and submit the same to the Chairperson of the Meeting. The result of voting for the Meeting will be declared within 2 (two) working days of the conclusion of the Meeting and the same, along with the consolidated Scrutinizer’s Report, will be placed on the website of the Company: www.vedantalimited.com and on the website of NSDL at www.evoting.nsdl.com. The result will simultaneously be communicated to the Stock Exchanges. The result will also be displayed at the registered office of the Company.

(ii)

Subject to receipt of requisite majority of votes in favour of the Scheme i.e., majority in number representing three-fourth in value (as per Section 230 of the Act), the Resolution proposed in the Notice shall be deemed to have been passed on the date of the Meeting (specified in the Notice).

Equity Shareholders are requested to carefully read all the Notes set out herein and in particular, instructions for joining the Meeting, manner of casting vote through remote e-Voting or e-Voting at the Meeting.

IN THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL, MUMBAI BENCH

CSA (CAA) No. 195/2022

IN THE MATTER OF SECTION 230

AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013

AND

IN THE MATTER OF THE SCHEME OF ARRANGEMENT BETWEEN VEDANTA LIMITED AND ITS SHAREHOLDERS

Vedanta Limited, a Company incorporated

under the Companies Act, 1956 having

Corporate Identity Number:

L13209MH1965PLC291394 and having its

registered office at 1st Floor, C wing, Unit

103, Corporate Avenue Atul Projects,

Chakala, Andheri (East), Mumbai- 400093,

Maharashtra, India

) ) ) ) ) ) ) )	.....Company

STATEMENT UNDER SECTION 230 READ WITH SECTION 102 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013 (“ACT”) AND RULE 6 OF THE COMPANIES (COMPROMISES, ARRANGEMENTS AND AMALGAMATIONS) RULES, 2016 (“CAA RULES”) TO THE NOTICE OF THE MEETING OF EQUITY SHAREHOLDERS OF VEDANTA LIMITED CONVENED PURSUANT TO ORDER OF THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL, MUMBAI BENCH (“TRIBUNAL”) DATED AUGUST 26, 2022 (“TRIBUNAL ORDER”)

I.	Meeting for the Scheme

This is a Statement accompanying the Notice convening the meeting of equity shareholders of Vedanta Limited (“Company”) for the purpose of their considering and if thought fit, approving, with or without modification(s), the proposed Scheme of Arrangement between Vedanta Limited and its shareholders (“Scheme”). The Scheme provides for capital reorganization of the Company (as defined hereinafter), inter alia, providing for transfer of amounts standing to the credit of the General Reserves (as defined in the Scheme) to the Retained Earnings (as defined in the Scheme) of the Company, pursuant to the provisions of Section 230 and other applicable provisions of the Act (as defined in the Scheme). The Scheme also provides for various other matters consequential thereto or otherwise. A copy of the Scheme is attached hereto as Annexure I.

Capital terms not defined herein and used in the Notice and this Statement shall have the same meaning as ascribed to them in the Scheme.

II.	Purpose, Objective, Rationale and Benefits of the Scheme

1.

From the date of notification of provisions of the Act, the mandatory requirement to transfer funds from the profits/ retained earnings of a company to its general reserves was done away with. Further, creation of general reserves in accordance with the erstwhile provisions of the Companies Act, 1956 was also done away with. Currently, there is no provision under the Act which enables or restricts the transfer of funds lying in the general reserves of a company to its retained earnings.

2.

Further, the funds lying in general reserves of the Company have been accumulated over past few years, after transfer of profits earned by the Company. Accordingly, in absence of any specific provisions/ guidance under the Act, in the past the various High Courts and the National Company Law Tribunal have permitted companies to undertake such a transfer through a scheme of arrangement pursuant to provisions of Section 230 of the Act.

3.	The circumstances which justify and/or have necessitated the said Scheme and the benefits of the same are, inter alia, as follows:

1.

“Over the years, the Company has built up significant reserves through transfer of profits to the reserves in accordance with provisions of the erstwhile Companies Act, 1956 and erstwhile rules notified thereunder, namely, the Companies (Transfer of Profits to Reserves) Rules, 1975.

2.

Steady growth in sales volume, balanced capital expenditure for continuing operations has helped the Company achieve a strong track record of generating cash flows. With healthy business practices in place, the Company expects that it will continue its growth trajectory and its business operations will keep generating incremental cash flow over the coming years.

3.

The Company is of the view that the funds represented by the General Reserves are in excess of the Company’s anticipated operational and business needs in the foreseeable future, thus, these excess funds can be utilized to create further shareholders’ value, in such manner and to such extent, as the Board of the Company in its sole discretion, may decide, from time to time and in accordance with the provisions of the Act and other Applicable Law.

4.	The Scheme is in the interest of all stakeholders of the Company.”

4.	In view of the aforesaid and in the interest of following good corporate governance practices, the Company has proposed the Scheme.

III.	Background of the Company

1.	Particulars of the Company

(a)

Vedanta Limited (“Company”) having Corporate Identity Number (CIN) L13209MH1965PLC291394 was incorporated on June 25, 1965 as a private limited company, under the provisions of the Companies Act, 1956, as ‘Sesa Goa Private Limited’ and the Registrar of Companies, Goa issued a Certificate of Incorporation dated June 25, 1965. The Company was later converted into a public limited company pursuant to which its name was changed to ‘Sesa Goa Limited’ and the Registrar of Companies, Goa issued a second Certificate of Incorporation on October 10, 1996. Subsequently, the name of the Company was changed to ‘Sesa Sterlite Limited’ on September 18, 2013, and further the name of the Company was changed to its present name i.e., ‘Vedanta Limited’ with effect from April 21, 2015. The registered office of the Company is situated at 1st Floor, C wing, Unit 103, Corporate Avenue Atul Projects, Chakala, Andheri (East) Mumbai - 400 093, Maharashtra, India. The Company is accordingly registered with the Registrar of Companies, Mumbai having Corporate Identity Number L13209MH1965PLC291394. Its Permanent Account Number with the Income Tax Department is AACCS7101B. The email address of the Company is: comp.sect@vedanta.co.in and website is www.vedantalimited.com. During the last five years, there has been no change in the name and registered office of the Company. The equity shares of the Company are listed on BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”).

(b)	Main objects of the Company, as per its Memorandum of Association, have been reproduced below for the perusal of the equity shareholders:

“

(1)

To continue to carry on the business of this Company, which was a Sociedade Por Quotas Resposabilidade Limitada, and to carry on all or any of the business of prospecting, exploring, mining, winning, importing, exporting, dealing, processing, buying, selling and distributing and generally dealing in earth and ore of all kinds including iron-ore, ferromanganese, china-clay, quartz, silica, abrasive minerals, aluminium minerals, anlydrite, antimony minerals aquamarine, asbestos, barium minerals, bauxite, fluorspars and others.

(2)

To purchase, take on lease or otherwise acquire mines, lands, and mineral properties, and also grants, concession, leases, claims, licences of or other interest in mines, mining rights, lands, mineral properties, water rights, either absolutely or conditionally and either solely or jointly with others.

(3)

To buy, sell, import, export, distribute, prepare, produce, process and manufacture agriculture, forest, mineral, animal or any other goods, ware commodities, merchandise, article and things of any description or kind whatsoever.

(4)

To crush, win, get, quarry, smelt, calcine, refine, dress, amalgamated, manipulate, and prepare for market, ore, metal and mineral substances of all kinds, and to carry on any other metallurgical operations which may seem conducive to any of the Company’s objects.

(5)

To carry on all or any of the business of exploring, discovering, producing, refining, processing, importing, exporting, distributing and generally dealing in crude oil, natural gas and other hydrocarbons.

(6)

To carry on the business of mechanical, electrical, railway, marine, aeronautical, agricultural, sanitary, civil and constructional engineers, ferrous and non-ferrous metal founders, casters, spinners, follers, and workers of all metals and their alloys, welders by any process whatsoever of ferrous and non ferrous metals and metal compounds, manufacturers of welding applications, tool makers, metal workers, boller makers, mill-wrights, machinists, manufacturers of iron, pig iron, steel, metal wires, ingots, metals and their alloys of all kinds and descriptions, metal conductors, wires, galvanized wires, rods and things in all its branches, wire nails, bolts, nuts and appliances, tools and implements, sheets that could be manufactured out of aluminum, iron, steel, brass, zinc, copper, gold, silver or any other kind and combination of metal, converters of iron and steel and other metals, smiths, tin manufacturers and tinkers, wheelwrights, wood workers, builders, painters, metallurgists, water supply engineers; gas makers, varnishers, vulcanizers, electroplaters, silverplates, nickelplates, aluminium platers, importers, exporters and distributors in all kinds of plant and machinery, apparatus, tools, component parts, accessories, and to buy, sell, manufacture, repair, convert, alter, let on hire and deal in any kind of metals, machinery, implements, tools, accessories, rolling stock, hardware of all kinds and things necessary or convenient for carrying on the business or usually dealt in by persons in like business.

(7)

To carry on the business of manufacturers of, and dealers in chemicals of any nature and kind whatsoever, including acids, alkalies and salts, manures, fertilizers, dyes, caustic soda, soda ash, sulphur, sulphuric acid, phosphoric acid, silicic acid, magnesite and drugs, tannins, essences, pharmaceutical, sizing, medicinal, chemical, industrial and other preparations and articles of any nature and kind whatsoever, mineral and other waters, soaps, oils, paints, varnishes, compounds, drugs, dyestuffs- organic and mineral- intermediates, paints and colour grinders, makers of and dealers in proprietary articles of all kinds and of electrical, chemical, photographical, surgical and scientific apparatuses and materials and to manufacture, refine manipulate, import and deal in salts and marine minerals and their derivatives, by products and compounds of any nature and kind whatsoever.

(8)

To generate, supply, sell, accumulate, convert, transmit and distribute electric power or energy (conventional and nonconventional) and to do all such things as may be required in connection therewith and to acquire, establish, maintain and run power plant(s) whether for captive use or otherwise. To carry on the business of acquiring, establishing, commissioning, setting up, operating and maintaining thermal, hydro, nuclear and all kinds of conventional and nonconventional power plants, power transmission systems, power systems, generation stations based on conventional/non-conventional resources for evacuation, generation, transmission and distribution of power through establishing or using station, tie-lines sub-stations and transmission lines on commercial basis including build, own and transfer (BOT), built own and operate (BOO) and/or build, own lease and transfer (BOLT) and/or build, own, operate and transfer (BOOT) basis and to carry on the business of acquiring, operating, managing and maintaining power transmission system, power generation stations, tile-lines, sub-stations and transmission lines, either newly set up or acquired from State Electricity Boards, Vidyut Boards, Power Utilities Generating Companies, Transmission Companies, Distribution Companies, State Governments, licensees, Statutory Bodies, other organizations and bulk consumers of power and for any or all of the aforesaid purposes, to do trading and all the necessary or ancillary activities as may be considered necessary or beneficial or desirable. To manufacture, buy, sell, exchange, alter, improve, manipulate, prepare for market, import or export or otherwise deal in electrical wires, electrical goods and cables of all kinds, including but not limited to power/electrical/telecommunication cables, jelly filled cables, dry core cables, coaxial, optic fibre cables, switch board cables, jumparwires, telephone handset cords and other suitable alike cables and wires.

(9)	To carry on the business of developing Special Economic Zones in India in compliance with the applicable Governmental policies and procedures.”

During the last five years, there has been no change in the objects clause of the Company.

(c)

The Company, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia.

(d)	The authorised, issued, subscribed and paid-up share capital of the Company as on June 30, 2022 is as follows:

Particulars	Amount in INR
Authorised share capital
4402,01,00,000 equity shares of INR 1 each	4402,01,00,000
301,00,00,000 preference shares of INR 10 each	3010,00,00,000

Total	7412,01,00,000

Issued, subscribed and paid-up share capital
371,75,04,871 equity shares of INR 1 each	371,75,04,871

Total*	371,75,04,871

Listed Capital
371,71,99,039 equity shares of INR 1 each	371,71,99,039

Total	371,71,99,039

*

Out of the total paid up capital of 371,75,04,871 equity shares, 3,05,832 equity shares of the Company are pending for allotment and listing and hence kept under abeyance since they are sub-judice. Further, Nil American Depositary Shares were outstanding as on June 30, 2022.

The latest annual financial statements of the Company have been audited for the financial year ended March 31, 2022. Consolidated and Standalone Unaudited Financial Results (limited reviewed) of the Company for the quarter ended June 30, 2022 is attached hereto as Annexure II.

(e)	The details of Directors and Promoter of the Company (as on the date of the Notice) along with their addresses are mentioned herein below:

Sr. No.	Name	Category	Address
Directors
1.	Anil Kumar Agarwal	Non-Executive Chairperson	Flat 2, 42 Hill Street, London, W1J 5NU

2.	Navin Agarwal	Executive Vice-Chairperson	Soham, 8/738, Behramji Gamadia Road, Mumbai - 400 026

3.	Dindayal Jalan	Non-Executive Independent Director	D-807, Ashok Tower, 63/74, SS Rao Road, Parle, Mumbai - 400 012

4.	Upendra Kumar Sinha	Non-Executive Independent Director	K-94, 2nd Floor, Hauz Khas Enclave, New Delhi - 110 016

5.	Padmini Sekhsaria	Non-Executive Independent Director	2001, Lodha Altamount, Altamount Road, Mumbai - 400 026

6.	Akhilesh Joshi	Non-Executive Independent Director	54, Polo Ground, Udaipur, Rajasthan - 313 004

7.	Priya Agarwal	Non-Executive Director	Flat No. 2501/ 2502, Raheja Legend, Plot No. 254A, Dr. Annie Besant Road, Worli, Mumbai - 400 025

8.	Sunil Duggal	Whole-time Director & CEO	K-91, 1st floor, Near Beehive Pre-School, Kalkaji, Delhi – 110 019

Sr. No.	Name	Address
Promoter and Promoter Group

1.	Pravin Agarwal	117 Koregaon Park, South Main Road,Pune – 411001

2.	Suman Didwania	Sterlite Foundation, Opp. Niranjan Bldg., Corner of E Road, Marine Drive, Mumbai Maharashtra 400002

3.	Ankit Agarwal	C O Sterlite Industries Ltd, 4th Floor Godrej Millennium 9, Koregaon Road, Pune – 411001

4.	Sakshi Mody	JL Morison India Ltd Peninsula, Business Park, A Tower, 8th Floor, Senapati Bapat Marg, Lower Parel W Mumbai - 400013

5.	Anil Kumar Agarwal	Flat 2, 42 Hill Street, London, W1J 5NU

6.	Vedvati Agarwal	Samudra Mahal, Dr. Annie Besant Road, Worli, Mumbai – 400 018

7.	Navin Agarwal	Soham, 8/ 738, Behramji Gamadia Road, Mumbai – 400 026

8.	Kiran Agarwal	Samudra Mahal, Dr. Annie Besant Road, Worli, Mumbai – 400 018

9.	Agnivesh Agarwal	Flat 213, Samudra Mahal, Dr. Annie Besant Road, Worli, Mumbai – 400 018

10.	Priya Agarwal	Flat No. 2501/2502, Raheja Legend, Plot No. 254 A, Dr. Anne Besant Road, Worli, Mumbai – 400 025

11.	Pratik Agarwal	Flat No.217, Samudra Mahal, Dr. Annie Besant Road, Worli, Mumbai, Maharashtra India, 400018

12.	Hare Krishna Packaging Pvt Limited	Unit no. 412, 4th Floor, B Wing, The Capital Plot No. C 70, G Block, Bandra Kurla Complex, Mumbai City - 400051

13.	Sterlite Metals Rolling Mills Pvt Limited	C/O Sterlite Technologies Ltd, Enterprise Centre 2nd Floor, 202-204, Nehru Road, Vile Parle (East) Mumbai - 400099

14.	Welter Trading Limited	205, 28th Oktovriou Avenue, Louloupis Court, 1st Floor, P.C 1035, Limassol, Cyprus, P.O. Box 51625, 3507 Limassol, Cyprus

15.	Finsider International Company Limited	4th Floor, 30 Berkeley Square, London W1J 6EX, United Kingdom

16.	Twin Star Holdings Limited	C/o IQEQ Corporate Services (Mauritius) Ltd., 33 Edith Cavell Street, Port Louis, 11324 Port- Louis, Mauritius

17.	Vedanta Holdings Mauritius Limited	C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, 72201 Mauritius.

18.	Vedanta Holdings Mauritius II Limited	C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, 72201 Mauritius.

19.	Vedanta Netherlands Investments B.V.	C/o Amicorp Netherlands B.V., WTC Amsterdam, Tower C-11, Strawinskylaan 1143 1077 XX Amsterdam, The Netherlands

20.	Vedanta Netherlands Investments II B.V.	Strawinskylaan 1143, C-11, 1077 XX Amsterdam, The Netherlands

21.	Vedanta UK Investments Limited	4th Floor, 30 Berkeley Square, London W1J 6EX

22.	Westglobe Limited	C/o IQEQ Corporate Services (Mauritius) Ltd. 33 Edith Cavell Street, Port Louis, 11324 Port- Louis, Mauritius

23.	Richter Holding Limited, Cyprus	66 Ippocratous Street, 1015 Nicosia, Cyprus

24.	Vedanta Resources Cyprus Limited (VRCL, Cyprus)	66 Ippocratous Street, 1015 Nicosia, Cyprus

25.	Vedanta Resources Mauritius Limited	C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, NeXTeracom Building, Ebene, Mauritius

26.	Vedanta Resources Holdings Limited (VRHL, UK)	4th Floor, 30 Berkeley Square, London W1J 6EX

27.	Vedanta Finance UK Limited (VFUL)	4th Floor, 30 Berkeley Square, London W1J 6EX

28.	Vedanta Resources Limited, UK	4th Floor, 30 Berkeley Square, London W1J 6EX

29.	Vedanta Holdings Jersey Limited	47 Esplanade, St. Helier, Jersey JE1 0BD

30.	Volcan Investments Cyprus Limited	3rd Floor, 221 Christodoulou Chatzipavlou Helios Court, Limassol, 3036, Cyprus

31.	Vedanta Resources Finance Limited	4th Floor, 30 Berkeley Square, London W1J 6EX

32.	Vedanta Resources Finance II Plc	4th Floor, 30 Berkeley Square, London W1J 6EX

33.	Anil Agarwal Discretionary Trust	C/O Elco Corporate Services Limited, Loyalist Plaza, Don Mackay Boulevard, Po Box Ab 20377, Marsh Harbour, Bahamas

34.	Conclave PTC Limited	Ocean Centre, East Bay Street, Nassau, Bahamas.

35.	Volcan Investments Limited	C/O Elco Corporate Services Limited, Loyalist Plaza, Don Mackay Boulevard, Po Box Ab 20377, Marsh Harbour, Bahamas

IV.	SALIENT FEATURES OF THE SCHEME

1.	The salient features of the Scheme, inter alia, are as stated below. The capitalized terms used herein shall have the same meaning as ascribed to them in Clause 1 of Part I of the Scheme:

(a)

The Scheme provides for capital reorganization of the Company, inter alia, providing for transfer of amounts standing to the credit of the General Reserves to the Retained Earnings of the Company under Section 230 and other applicable provisions of the Act.

(b)	No consideration is proposed to be issued pursuant to the Scheme.

(c)	The Appointed Date of the Scheme shall mean the Effective Date.

(d)	The Scheme shall become effective and operative from the Effective Date.

(e)	The equity shares of the Company shall continue to be listed on the Stock Exchanges.

Note: The above are the salient features of the Scheme. The equity shareholders are requested to read the entire text of the Scheme annexed hereto to get fully acquainted with the provisions thereof.

V.	Approvals and intimation in relation to the Scheme

1.

The Audit & Risk Management Committee and Committee of Independent Directors of the Company on October 28, 2021 approved and recommended the Scheme to the Board of Directors of the Company. Basis recommendation of the Audit & Risk Management Committee and Committee of Independent Directors of the Company, the Board of Directors of the Company on October 29, 2021, unanimously approved the Scheme, as detailed below:

Name of Director	Voted in favour / against / did not participate or vote

Anil Kumar Agarwal	In favour

Navin Agarwal	In favour

Dindayal Jalan	In favour

Upendra Kumar Sinha	In favour

Akhilesh Joshi	In favour

Padmini Sekhsaria	In favour

Priya Agarwal	In favour

Sunil Duggal	In favour

2.

In terms of Regulation 37 of the SEBI Listing Regulations read with SEBI Master Circular SEBI/HO/CFD/DIL1/CIR/P/2021/0000000665 dated November 23, 2021 (“SEBI Master Circular”), NSE and BSE, by their respective letters, both dated April 7, 2022 and April 19, 2022, respectively, have issued their respective observation letters on the Scheme to the Company. There are no adverse observations on the Scheme in the said letters of NSE and BSE. Copies of the said observation letters issued by NSE and BSE to the Company are attached hereto as Annexure III and Annexure IV respectively. Further, in terms of the said SEBI Master Circular, the Company has not received any complaint relating to the Scheme and “NIL” complaint reports were filed by the Company with NSE and BSE, copies of which are attached hereto as Annexure V and Annexure VI respectively.

3.

As per comments contained in the above observation letters, details of ongoing adjudication & recovery proceedings, prosecution initiated and all other enforcement action taken against the Company, its promoters and directors, as submitted to the NCLT, are attached hereto as Annexure VII.

4.

The abovementioned details of ongoing adjudication & recovery proceedings, prosecution initiated and all other enforcement action taken against the Company, its promoters and directors are provided as on June 15, 2022. Apart from the details mentioned in Annexure VII stated above, the Company is involved in various legal proceedings from time to time, arising in the ordinary course of business. These legal proceedings are primarily in the nature of notices for tax/duties disputes, labour disputes/third party claims, writ petitions, civil suits, arbitral proceedings including counter claims, accident compensation/insurance claims/workmen compensation, and disputes related to suppliers dues, pending before various adjudicating forums. Further, in terms of the Company’s “Policy on determination of materiality of an event” framed in accordance with Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, there is no outstanding litigation that has not been disclosed to the Stock Exchanges.

5.

Apart from the proceedings attached hereto as Annexure VII, there are no ongoing adjudication & recovery proceedings, prosecution initiated and enforcement action taken, against the Company, which if results in an adverse outcome may materially and adversely affect the Scheme, the Company’s operations or its financial position, as the case may be.

6.

In addition to the approval of the Tribunal, the Company will obtain such necessary approvals / sanctions / no objection(s) from the regulatory or other governmental authorities in respect of the Scheme in accordance with law, as may be required.

VI.	Interest of Directors, Key Managerial Personnel (KMPs), their relatives and Debenture Trustee

None of the Directors, KMPs (as defined under the Act and rules framed thereunder) of the Company and their respective relatives (as defined under the Act and rules framed thereunder) has any interest in the Scheme except to the extent of their shareholding in the Company, if any. Save as aforesaid, none of the said Directors or the KMPs or their respective relatives has any material interest in the Scheme. The Debenture Trustee of the Company has no interest in the Scheme.

VII.	Effect of the Scheme on stakeholders

The effect of the Scheme on various stakeholders is summarised below:

1.	Equity shareholders, KMPs, promoter and non-promoter shareholders

The effect of the Scheme on the equity shareholders, KMPs, promoter and non-promoter shareholders of the Company is given in the report adopted by the Board of Directors of the Company on October 29, 2021 pursuant to the provisions of Section 232(2)(c) of the Act which is attached as Annexure VIII to this Statement.

2.	Directors

(i)

The Scheme will have no effect on the office of the existing Directors of the Company. Further, no change in the Board of Directors of the Company is envisaged on account of the Scheme. It is clarified that, the composition of the Board of Directors of the Company may change by appointments, retirements or resignations in accordance with the provisions of the Act, SEBI Listing Regulations and Memorandum and Articles of Association of the Company.

(ii)

The effect of the Scheme on the Directors of the Company in their capacity as equity shareholders of the Company is same as in case of other equity shareholders of the Company, as mentioned in the aforesaid report attached as Annexure VIII hereto.

3.	Employees

(i)	The employees of the Company shall, in no way, be affected by the Scheme, as there is no transfer of employees under the Scheme.

(ii)

On the Scheme becoming effective, all the employees of the Company shall continue with their employment, without any break or interruption in their services, on the same terms and conditions on which they are engaged as on the Effective Date.

4.	Creditors (other than Debenture holders and Bond holders)

(i)

The creditors of the Company shall, in no way, be affected by the Scheme, as there is no reduction in the amount payable to any of the creditors and no compromise or arrangement is contemplated with the creditors.

(ii)

Further, there is no outflow of cash from the Company. Thus, the Scheme would not, in any way, adversely affect the operations of the Company or the ability of the Company to honour its commitments or to pay its debts in the ordinary course of business.

5.	Debenture holders, Bond holders and Debenture Trustees

(i)	The Company has issued non-convertible debentures and has appointed debenture trustees. The aforesaid non-convertible debentures are listed on BSE.

(ii)	Further, there is no outflow of cash from the Company. The Scheme will have no adverse effect on the debenture holders and the bonds holders of the Company.

(iii)	Accordingly, there will be no adverse impact on the Debenture Trustees of the Company.

6.	Depositors and Deposit Trustees

(i)	The Company has not accepted any deposits within the meaning of the Act and Rules framed thereunder. Hence, no Deposit Trustees have been appointed.

(ii)	Thus, the Scheme will have no adverse effect on the aforesaid stakeholders.

VIII.	Amounts due to secured creditors and unsecured creditors

(i)	The amount due to secured creditors of the Company, as on June 30, 2022 is INR 35267,60,81,421/-.

(ii)	The amount due to unsecured creditors of the Company, as on June 30, 2022 is INR 15382,96,28,344/-.

(iii)

The present Scheme is an arrangement between the Company, and its shareholders, under the provisions of Section 230 of the Act. The Scheme provides for capital reorganisation of the Company. No consideration is proposed to be issued pursuant to the Scheme. Thus, the secured creditors and unsecured creditors of the Company shall, in no way, be affected by the Scheme, as there is no reduction in the amount payable to any of the creditors and no compromise or arrangement is contemplated with the creditors. Further, there is no outflow of cash from the Company. Thus, the Scheme would not, in any way, adversely affect the operations of the Company or the ability of the Company to honour its commitments or to pay its debts in the ordinary course of business.

IX.	Share Capital / Debt Restructuring

There is no share capital/debt restructuring envisaged in the Scheme. No shares are proposed to be issued by the Company, pursuant to the Scheme. Therefore, there will be no change in the share capital structure and the post-scheme shareholding pattern of the Company. The pre- scheme share capital details of the Company is mentioned above in Paragraph III d above. The pre-scheme shareholding pattern of the Company is given below.

X.	Pre-Scheme shareholding pattern of the Company

(Based on shareholding data as on June 30, 2022)

Sr. No.	Category of shareholder	No. of fully paid-up equity shares held	% of (A+B+C)
(A)	Promoter & Promoter Group	259,03,49,949	69.69
(B)	Public	111,85,00,027	30.09
(C)	Non-Promoter Non-Public	83,49,063	0.22
(C1)	Shares underlying DRs	—	—
(C2)	Shares held by Employee Trust	83,49,063	0.22

Grand Total (A+B+C)		371,71,99,039	100.00

Further, no shares/ consideration is proposed to be issued by the Company pursuant to the Scheme. Therefore, there will be no change in the shareholding pattern of the Company pursuant to the Scheme.

XI.	Auditors’ Certificate on conformity of accounting treatment in the Scheme with Accounting Standards

Certificate dated December 16, 2021, issued by M/s S. R. Batliboi & Co LLP, Chartered Accountants, Statutory Auditors of the Company confirming that the accounting treatment in the Scheme, is in compliance with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and circulars issued there under and the applicable accounting standards prescribed under Section 133 of the Act read together with the Companies (Indian Accounting Standards) Rules, 2015 as amended from time to time and other generally accepted accounting principles is attached hereto as Annexure IX.

XII.	Other information

(i)	A copy of the Scheme has been filed by the Company with the Registrar of Companies, Maharashtra.

(ii)	No investigation proceedings have been instituted and/or are pending against the Company under Sections 210 to 227 of the Act.

XIII.	Non applicability of valuation report and fairness opinion

(i)	The Scheme provides for the capital reorganization of the Company, inter alia, providing for transfer of amounts standing to the credit of the General Reserves to the Retained Earnings of the Company.

(ii)	Further, no shares/ consideration is proposed to be issued by the Company pursuant to the Scheme. Therefore, there will be no change in the shareholding pattern of the Company pursuant to the Scheme.

(iii)	Thus, in view of the above, valuation report and fairness opinion are not applicable.

XIV.	Inspection of Documents

Electronic copy of following documents will be available for inspection in the Investors Relations section of the website of the Company at www.vedantalimited.com under tab “Scheme of Arrangement”.

(a)	Memorandum and Articles of Association of the Company;

(b)	Consolidated and Standalone unaudited financial results (limited reviewed) for the quarter ended June 30, 2022 of the Company;

(c)	Copy of the Scheme;

(d)

Certificate of the Statutory Auditor of the Company confirming that the accounting treatment prescribed under the Scheme is in compliance with Section 133 of the Act and applicable accounting standards;

(e)	Report of the Audit & Risk Management Committee and Committee of Independent Directors of the Company recommending the Scheme; and

(f)	Copy of the Order of the Hon’ble National Company Law Tribunal, Mumbai Bench.

Based on the above and considering the rationale and benefits, in the opinion of the Board, the Scheme will be of advantage to, beneficial and in the interest of the Company, its equity shareholders and other stakeholders and the terms thereof are fair and reasonable. The Board of Directors of the Company recommend the Scheme for approval of the equity shareholders.

The Directors and KMPs, as applicable, of the Company, and their relatives do not have any concern or interest, financially or otherwise, in the Scheme except as equity shareholders in general.

Mumbai, September 09, 2022

Sd/-

Mr. Upendra Kumar Sinha

Chairperson appointed by the Tribunal for the Meeting

Registered office:
1st Floor, C wing, Unit 103, Corporate Avenue Atul Projects,
Chakala, Andheri (East), Mumbai- 400093,
Maharashtra, India
CIN: L13209MH1965PLC291394
Website: www.vedantalimited.com
Email: comp.sect@vedanta.co.in
Tel: +91 22 6643 4500
Fax: +91 22 6643 4530

SCHEME OF ARRANGEMENT

BETWEEN

VEDANTA LIMITED

AND

ITS SHAREHOLDERS

UNDER SECTION 230 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013

(A)	PREAMBLE

This scheme of arrangement (“Scheme”) provides for capital reorganization of the Company (as defined hereinafter), inter alia, providing for transfer of amounts standing to the credit of the General Reserves (as defined hereinafter) to the Retained Earnings (as defined hereinafter) of the Company, pursuant to the provisions of Section 230 and other applicable provisions of the Act (as defined hereinafter). This Scheme also provides for various other matters consequential thereto or otherwise integrally connected therewith.

(B)	DESCRIPTION OF THE COMPANY

Vedanta Limited (“Company”) is a company incorporated under the provisions of the Companies Act, 1956. The Company is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Company engages in the exploration, production and sale of oil and gas, aluminium, copper, iron ore and power. The equity shares of the Company are listed on the Stock Exchanges (as defined hereinafter).

(C)	RATIONALE FOR THE SCHEME

1.

Over the years, the Company has built up significant reserves through transfer of profits to the reserves in accordance with provisions of the erstwhile Companies Act, 1956 and erstwhile rules notified thereunder, namely, the Companies (Transfer of Profits to Reserves) Rules, 1975.

2.

Steady growth in sales volume, balanced capital expenditure for continuing operations has helped the Company achieve a strong track record of generating cash flows. With healthy business practices in place, the Company expects that it will continue its growth trajectory and its business operations will keep generating incremental cash flow over the coming years.

3.

The Company is of the view that the funds represented by the General Reserves are in excess of the Company’s anticipated operational and business needs in the foreseeable future, thus, these excess funds can be utilized to create further shareholders’ value, in such manner and to such extent, as the Board of the Company in its sole discretion, may decide, from time to time and in accordance with the provisions of the Act and other Applicable Law.

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4.	The Scheme is in the interest of all stakeholders of the Company.

(D)	PARTS OF THE SCHEME

The Scheme is divided into the following parts:

1.

PART I deals with the definitions of capitalized terms used in this Scheme, the details of the share capital and reserves and surplus of the Company and date of taking effect and implementation of this Scheme;

2.

PART II deals with transfer of amounts standing to the credit of the General Reserves to the Retained Earnings of the Company, pursuant to the provisions of Section 230 and other applicable provisions of the Act; and

3.	PART III deals with the general terms and conditions applicable to this Scheme.

PART I

DEFINITIONS AND SHARE CAPITAL

1.	DEFINITIONS

1.1

In this Scheme, (i) capitalised terms defined by inclusion in quotations and/ or parenthesis shall have the meanings so ascribed; and (ii) the following expressions shall have the meanings ascribed hereunder:

“Act” means the Companies Act, 2013;

“Applicable Law” or “Law” means any applicable national, foreign, provincial, local or other law including applicable provisions of all (a) constitutions, decrees, treaties, statutes, laws (including the common law), codes, notifications, rules, regulations, policies, guidelines, circulars, directions, directives, ordinances or orders of any Appropriate Authority, statutory authority, court, tribunal having jurisdiction over the Company; and (b) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Appropriate Authority having jurisdiction over the Company as may be in force from time to time;

“Appointed Date” means the Effective Date;

“Appropriate Authority” means:

(a)

the government of any jurisdiction (including any national, state, municipal or local government or any political or administrative subdivision thereof) and any department, ministry, agency, instrumentality, court, tribunal, central bank, commission or other authority thereof;

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(b)

any governmental, quasi-governmental or private body or agency lawfully exercising or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, tax, importing, exporting or other governmental or quasi-governmental authority including without limitation, SEBI, and the Tribunal; and

(c)	any Stock Exchange.

“Board” in relation to the Company means the board of directors of the Company and shall include a committee of directors or any person authorized by such board of directors or such committee of directors duly constituted and authorized for the matters pertaining to this Scheme or any other matter relating hereto;

“Company” means Vedanta Limited, a company incorporated under the provisions of the Companies Act, 1956, having Corporate Identity Number L13209MH1965PLC291394 and its registered office at 1st Floor, C wing, Unit 103, Corporate Avenue Atul Projects, Chakala, Andheri (East) Mumbai 400 093;

“Effective Date” means the day on which last of the conditions specified in Clause 12 (Conditions Precedent) of this Scheme are complied with or otherwise duly waived;

Reference in this Scheme to the date of “coming into effect of this Scheme” or “effectiveness of this Scheme” or “effect of this Scheme” or “upon the Scheme becoming effective” shall mean the Effective Date;

“General Reserves” means and includes the amounts as reflected in the financial statements of the Company, as ‘general reserves’ under ‘other reserves’, which have been built primarily through transfer of retained undistributed profits, pursuant to the provisions of the Companies Act, 1956 and the erstwhile rules notified thereunder, namely, the Companies (Transfer of Profits to Reserves) Rules, 1975;

“Person” means an individual, a partnership, a corporation, a limited liability partnership, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or an Appropriate Authority;

“Retained Earnings” means and includes the amounts as reflected in the financial statements of the Company, as ‘retained earnings’ under ‘Reserves and Surplus’, and representing the cumulative profit / (loss) of the Company;

“RoC” means the relevant jurisdictional Registrar of Companies having jurisdiction over the Company;

“INR” means Indian Rupee, the lawful currency of the Republic of India;

“Scheme” or “this Scheme” means this scheme of arrangement as modified from time to time;

“SEBI” means the Securities and Exchange Board of India;

“SEBI LODR Regulations” means SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015, and any amendments thereof;

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“Stock Exchanges” means BSE Limited and National Stock Exchange of India Limited, collectively;

“Tax Laws” means all Applicable Laws dealing with Taxes including but not limited to income-tax, wealth tax, sales tax / value added tax, service tax, goods and service tax, excise duty, customs duty or any other levy of similar nature;

“Tax” or “Taxes” means all forms of taxes and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies, whether levied by reference to income, profits, book profits, gains, net wealth, asset values, turnover, added value, goods and services or otherwise and shall further include payments in respect of or on account of Tax, whether by way of deduction at source, collection at source, dividend distribution tax, advance tax, minimum alternate tax, goods and services tax or otherwise or attributable directly or primarily to the Company or any other Person and all penalties, charges, costs and interest relating thereto; and

“Tribunal” means the Mumbai Bench of the National Company Law Tribunal having jurisdiction over the Company.

1.2	In this Scheme, unless the context otherwise requires:

1.2.1	words denoting the singular shall include the plural and vice versa;

1.2.2	headings, sub-headings, titles, sub-titles to clauses, sub-clauses and paragraphs are for information and convenience only and shall be ignored in construing the same; and

1.2.3	the words “include” and “including” are to be construed without limitation.

2.	SHARE CAPITAL AND OTHER EQUITY

2.1	The share capital of the Company as on 30 September 2021 is as follows:

Particulars	INR
Authorised Share Capital
44,02,01,00,000 equity shares of Re 1 each	44,02,01,00,000
3,01,00,00,000 preference shares of Rs 10 each	30,10,00,00,000

Total	74,12,01,00,000

Issued subscribed and paid-up share capital
3,71,75,04,871 equity shares of Re 1 each	3,71,75,04,871

Total*	3,71,75,04,871

*

Out of the total paid up capital of 3,71,75,04,871 equity shares, 3,08,232 equity shares of the Company are pending for allotment and listing and hence kept under abeyance since they are sub-judice judice and further 16,07,04,800 equity shares of the Company were held in the form of 4,01,76,200 American Depositary Shares as on 30 September 2021.

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2.2	The details of other equity including General Reserves of the Company as on 31 March 2021, is as under:

Other Equity	INR in crore
Reserves and Surplus
Capital reserve	26,027
Securities premium	19,009
Retained Earnings	13,038
Other reserves, includes the following:
Capital redemption reserve	38
Debenture redemption reserve	557
Preference share redemption reserve	3,087
Amalgamation reserve	3
General Reserves	12,587
Share based payment reserve	172
Items of Other comprehensive income (OCI)
Equity instruments through OCI	93
Hedging reserve	(39)
Foreign currency translation reserve	1,847

TOTAL	76,418

2.3

The Scheme does not seek to reduce or otherwise alter the issued, subscribed and paid-up share capital of the Company in any manner and the same will, therefore, remain unaltered pursuant to the Scheme.

3.	DATE OF TAKING EFFECT AND IMPLEMENTATION OF THIS SCHEME

This Scheme in its present form or with any modification(s) made as per Clause 11 of this Scheme, shall become effective and operative from the Effective Date.

PART II

CAPITAL REORGANIZATION OF THE COMPANY

4.	CAPITAL REORGANIZATION OF THE COMPANY

4.1

Upon the Scheme becoming effective and with effect from Appointed Date, amount of INR 12,587 Crore standing to the credit of the General Reserves, as appearing in books of accounts of the Company as on the Appointed Date, shall be reclassified, transferred to and shall form part of the Retained Earnings of the Company for the previous financial years, arrived at after providing for depreciation in accordance with the provisions of the Act and remaining undistributed in the manner provided in the Act and other Applicable Laws.

4.2

Pursuant to the Scheme, there is no outflow of/ payout of funds from the Company and hence, the interest of the shareholders/ creditors is not adversely affected. For the removal of doubt, it is expressly recorded and clarified that the Scheme shall not in any manner involve distribution of capital reserves or revenue reserves and shall be in accordance with the accounting standards prescribed under provisions of Section 133 of the Act.

5

4.3

The reduction and reorganization of the capital of the Company, as stated in Clause 4.1 above, shall be effected as an integral part of this Scheme itself, and the order of the Tribunal sanctioning this Scheme shall confirm the reduction and reorganization of capital of the Company.

4.4	The reduction and reorganization of capital of the Company would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital.

4.5	Notwithstanding the reduction of capital, as stated in Clause 4.1 above, the Company shall not be required to add ‘And Reduced’ as suffix to its name.

4.6

This Scheme does not envisage transfer or vesting of any of the properties and/ or liabilities of the Company to or in any Person and consequently, the order of the Tribunal to the extent of this Part of the Scheme will not attract any stamp duty.

4.7	The Company submits that the proposed reduction and reorganization of capital as above is in conformity with and does not violate or circumscribe any provision of the Act.

4.8	All actions taken by the Company pursuant to and in accordance with this Scheme shall be deemed to have not breached any terms and conditions or any other provisions of the Law.

4.9

This Scheme is an “arrangement” between the Company and its shareholders under Section 230 of the Act and does not envisage the transfer of vesting of any properties and/or liabilities as contemplated in Sections 230 to 232 and other applicable provisions of the Act. This Scheme does not involve any “conveyance” or “transfer” of any property/liabilities and does not relate to amalgamation or merger or demerger of companies in terms of Sections 230 to 232 of the Act, and accordingly this Scheme and the order sanctioning this Scheme shall not be deemed to be a conveyance within the meaning of the Maharashtra Stamp Act, 1958, and therefore no stamp duty shall be payable on the Scheme and / or the order sanctioning this Scheme.

4.10

It is clarified that transfer of amounts standing to the credit of General Reserves to the Retained Earnings of the Company in the manner contemplated in Clause 4.1 above, should not entail or should not be deemed as any obligation on the Company for declaration or distribution of any dividend for the purposes of Section 123 of the Act, and the provisions of the said section and rules notified thereunder shall not be applicable.

4.11

The approval of the Scheme by the shareholders by the Company shall be deemed to be sufficient for the purposes of effecting the said capital reorganization of the Company and no further resolution under any other applicable provisions of the Act would be required to be separately passed.

4.12

Notwithstanding anything to the contrary in any other instrument, deed or writing, upon the Scheme being sanctioned by the Tribunal, it shall be binding upon the shareholders and all other Persons concerned.

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5.	ACCOUNTING TREATMENT IN THE BOOKS OF THE COMPANY

5.1

Upon this Scheme becoming effective and with effect from the Appointed Date, the amount of INR 12,587 Crore standing to the credit of the General Reserves of the Company shall be reclassified and credited to the Retained Earnings of the Company.

5.2

For the removal of doubt, it is expressly recorded and clarified that the transfer of amounts standing to the credit of the General Reserves, shall not in any manner involve distribution of capital reserves or revenue reserves other than the general reserves.

PART III

GENERAL TERMS & CONDITIONS

6.	EMPLOYEES

The employees of the Company shall, in no way, be affected by the Scheme, as there is no transfer of employees under the Scheme. On the Scheme becoming effective, all the employees of the Company shall continue with their employment, without any break or interruption in their services, on the same terms and conditions on which they are engaged as on the Effective Date.

7.	CREDITORS

The creditors of the Company shall, in no way, be affected by the Scheme, as there is no reduction in the amount payable to any of the creditors and no compromise or arrangement is contemplated with the creditors. Further, there is no outflow of cash from the Company. Thus, the Scheme would not, in any way, adversely affect the operations of the Company or the ability of the Company to honour its commitments or to pay its debts in the ordinary course of business.

8.	COMPLIANCE WITH TAX LAWS

The Scheme is in compliance with the applicable Tax Laws. Upon the Scheme becoming effective, the Company shall continue to pay Taxes in accordance with and subject to Applicable Law.

9.	LEGAL PROCEEDINGS

Upon the Scheme becoming effective, all suits, actions, administrative proceedings, tribunals proceedings, show cause notices, demands and legal proceedings of whatsoever nature by or against the Company pending and/or arising on or before the Effective Date or which may be instituted any time thereafter shall not abate or be discontinued or be in any way prejudicially affected by reason of this Scheme or by anything contained in this Scheme but shall be continued and be enforced by or against the Company.

10.	APPLICATIONS/PETITIONS TO THE TRIBUNAL

The Company shall make and file all applications and petitions under Section 230 and other applicable provisions of the Act before the Tribunal, for sanction of this Scheme under the provisions of the Act.

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11.	MODIFICATION OR AMENDMENTS TO THIS SCHEME

11.1

The Board may make any modifications or amendments to this Scheme at any time and for any reason whatsoever, or which may otherwise be considered necessary, desirable or appropriate. The Board may consent to any conditions or limitations or may make any modifications to the Scheme that the Tribunal or any other Appropriate Authority may impose.

11.2

For the purposes of giving effect to this Scheme, the Board may give such directions including directions for settling any question or difficulty that may arise and such directions shall be binding as if the same were specifically incorporated in this Scheme.

12.	CONDITIONS PRECEDENT

12.1	Unless otherwise decided (or waived) by the Board, the Scheme is conditional upon and subject to the following conditions precedent:

12.1.1	obtaining no-objection letter from the Stock Exchanges in relation to the Scheme under Regulation 37 of the SEBI LODR Regulations;

12.1.2	approval of the Scheme by the requisite majority of shareholders and/ or such other Persons, as applicable or as may be required under the Act and as may be directed by the Tribunal;

12.1.3	the sanctions and orders of the Tribunal, under Section 230 of the Act being obtained by the Company;

12.1.4	the certified copy of the orders of the Tribunal being filed with the RoC by the Company; and

12.1.5	the requisite consent, approval or permission of Appropriate Authority which by Applicable Law may be necessary for the implementation of this Scheme.

12.2

It is hereby clarified that submission of this Scheme to the Tribunal and to the Appropriate Authorities for their respective approvals is without prejudice to all rights, interests, titles or defences that Company may have under or pursuant to all Applicable Laws.

13.	WITHDRAWAL OF THIS SCHEME AND NON-RECEIPT OF APPROVALS

13.1	The Company shall be at liberty to withdraw the Scheme, any time before the Scheme is effective.

13.2

In the event of withdrawal of the Scheme under Clause 13.1 above, no rights and liabilities whatsoever shall accrue or be incurred by the Company or its shareholders or creditors or employees or any other Person.

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13.3

In the event of any of the requisite sanctions and approvals not being obtained on or before such date as may be decided by the Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred upon the Company or their shareholders or creditors or employees or any other Person in terms of this Scheme.

14.	COSTS AND EXPENSES

All costs, charges, taxes, duties, levies, fees and expenses, if any, to the extent applicable and payable in connection with this Scheme, shall be borne and paid by the Company.

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12th Floor, The Ruby
29 Senapati Bapat Marg
Dadar (West)
Mumbai - 400 028, India
Tel: +91 22 6819 8000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Vedanta Limited

1.

We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Vedanta Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), its associates, joint ventures and joint operations for the quarter ended June 30, 2022 and year to date from April 1, 2022 to June 30, 2022 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities as mentioned in Annexure I

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 7 and 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Emphasis of Matter

6.

We draw attention to note 5 of the accompanying consolidated financial results which describes the uncertainty arising out of the demands that have been raised on the Group, with respect to government’s share of profit petroleum by the Director General of Hydrocarbons and one of the preconditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. While the Government has granted permission to the Group to continue operations in the block till August 14, 2022 or signing of the PSC addendum, whichever is earlier, the Group, based on external legal advice, believes it is in compliance with the necessary conditions to secure an extension of this PSC and that the demands are untenable and hence no provision is required in respect of these demands. Our conclusion is not modified in respect of this matter.

Other matters

7.	The accompanying Statement includes the unaudited interim financial results and other financial information, in respect of:

•

12 subsidiaries, whose unaudited interim financial results include total revenues of Rs. 2,979 crores, total net profit after tax of Rs. 278 crores and total comprehensive income of Rs. 403 crores, for the quarter ended June 30, 2022 and for the period from April 01, 2022 to June 30, 2022, as considered in the Statement which have been reviewed by their respective independent auditors.

•

1 associate and 1 joint venture, whose unaudited interim financial results include Group’s share of net profit of Rs. Nil and Group’s share of total comprehensive income of Rs. Nil for the quarter ended June 30, 2022 and for the period from April 01, 2022 to June 30, 2022, as considered in the Statement whose interim financial results, other financial information have been reviewed by their respective independent auditors.

The independent auditor’s reports on interim financial results of these entities have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures in respect of these subsidiaries, associate and joint venture is based solely on the report of such auditors and procedures performed by us as stated in paragraph 3 above.

8.

Certain of these subsidiaries and associates are located outside India whose financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial results of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Company’s management. Our conclusion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and reviewed by us.

9.	The accompanying Statement includes unaudited interim financial results and other unaudited financial information in respect of:

•

7 subsidiaries, whose interim financial results and other financial information reflect total revenues of Rs. 82 crores, total net profit after tax of Rs. 60 crores and total comprehensive income of Rs. 60 crores, for the quarter ended June 30, 2022 and for the period from April 01, 2022 to June 30, 2022, as considered in the consolidated financial results;

•

3 associates and 3 joint ventures, whose interim financial results includes the Group’s share of net profit of Rs. Nil and Group’s share of total comprehensive income of Rs. Nil for the quarter ended June 30, 2022 and for the period from April 01, 2022 to June 30, 2022.

•

1 unincorporated joint operation not operated by the group; whose interim financial results includes the Group’s share of revenue of Rs 33 crores, Group’s share of net profit of Rs. 16 crores and Group’s share of total comprehensive income of Rs. 16 crores for the quarter ended June 30, 2022 and for the period from April 01, 2022 to June 30, 2022.

The unaudited interim financial results and other unaudited financial information of the these have been approved and furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the affairs of these subsidiaries, joint ventures, joint operation and associates, is based solely on such unaudited interim financial results and other unaudited financial information. According to the information and explanations given to us by the Management, these interim financial results are not material to the Group.

Our conclusion on the Statement in respect of matters stated in para 7, 8 and 9 above is not modified with respect to our reliance on the work done and the reports of the other auditors and the financial results certified by the Management.

For S.R. BATLIBOI & Co. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

per Sudhir Soni
Partner
Membership No.: 41870

UDIN: 22041870ANTUDP7754

Place : Mumbai
Date : July 28, 2022

Annexure 1 to our report dated July 28, 2022 on the consolidated financial results of Vedanta Limited for quarter ended June 30, 2022

List of subsidiaries/associates/ joint ventures

Subsidiaries

S. No.	Name
1	Bharat Aluminium Company Limited (BALCO)
2	Copper Mines of Tasmania Pty Limited (CMT)
3	Fujairah Gold FZE
4	Hindustan Zinc Limited (HZL)
5	Monte Cello BV (MCBV)
6	Sesa Resources Limited (SRL)
7	Sesa Mining Corporation Limited
8	Thalanga Copper Mines Pty Limited (TCM)
9	MALCO Energy Limited (MEL)
10	Lakomasko B.V.
11	THL Zinc Ventures Limited
12	THL Zinc Limited
13	Talwandi Sabo Power Limited
14	THL Zinc Namibia Holdings (Pty) Limited (VNHL)
15	Skorpion Zinc (Pty) Limited (SZPL)
16	Namzinc (Pty) Limited (SZ)
17	Skorpion Mining Company (Pty) Limited (NZ)
18	Amica Guesthouse (Pty) Ltd
19	Black Mountain Mining (Pty) Ltd
20	THL Zinc Holding BV
21	Vedanta Lisheen Holdings Limited (VLHL)
22	Vedanta Lisheen Mining Limited (VLML)
23	Killoran Lisheen Mining Limited
24	Lisheen Milling Limited
25	Vizag General Cargo Berth Private Limited
26	Paradip Multi Cargo Berth Private Limited
27	Sterlite Ports Limited (SPL)
28	Maritime Ventures Private Limited
29	Goa Sea Port Private Limited
30	Bloom Fountain Limited (BFM)
31	Western Cluster Limited
32	Cairn India Holdings Limited
33	Cairn Energy Hydrocarbons Ltd
34	Cairn Energy Gujarat Block 1 Limited
35	CIG Mauritius Holdings Private Limited
36	CIG Mauritius Private Limited
37	Cairn Lanka Private Limited
38	Vedanta ESOS Trust
39	Avanstrate (Japan) Inc. (ASI)
40	Avanstrate (Korea) Inc
41	Avanstrate (Taiwan) Inc
42	Electrosteel Steels Limited
43	Lisheen Mine Partnership
44	Ferro Alloy Corporation Limited (FACOR)
45	Facor Power Limited (FPL)

S. No.	Name
46	Facor Realty and Infrastructure Limited
47	Hindustan Zinc Alloy Private Limited
48	Desai Cement Company Private Limited (DCCPL)

Associates

S. No.	Name
1	RoshSkor Township (Proprietary) Limited
2	Gaurav Overseas Private Limited
3	Raykal Aluminium Company Private Limited
4	Rampia Coal Mines and Energy Private limited (Struck off by the MCA on April 19, 2021)

Joint Ventures

S. No.	Name
1	Goa Maritime Private Limited
2	Madanpur South Coal Company Limited
3	Rosh Pinah Healthcare (Pty) Ltd
4	Gergarub Exploration and Mining (Pty) Limited

Joint Operations

S. No.	Name
1	RJ-ON-90/1
2	CB-OS/2
3	Ravva Block
4	KG-ONN-2003/1
5	KG-OSN-2009/3

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai-400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED 30 JUNE 2022

		(₹ in Crore, except as stated)
		Quarter ended			Year ended
S. No.	Particulars	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
1	Revenue from operations	38,251	39,342	28,105	131,192
2	Other operating income	371	480	307	1,540
3	Other income	733	611	739	2,600

	Total income	39,355	40,433	29,151	135,332

4	Expenses
a)	Cost of materials consumed	10,774	11,235	8,207	37,172
b)	Purchases of stock-in-trade	12	35	88	133
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(813)	(643)	(766)	(2,049)
d)	Power and fuel charges	8,953	6,333	3,918	21,164
e)	Employee benefits expense	780	720	683	2,811
f)	Finance costs	1,206	1,333	1,182	4,797
g)	Depreciation, depletion and amortization expense	2,464	2,379	2,124	8,895
h)	Other expenses	8,719	8,509	6,315	28,677

5	Total expenses	32,095	29,901	21,751	101,600

6	Profit before exceptional items and tax	7,260	10,532	7,400	33,732

7	Net exceptional loss (Refer note 4)	—	(336)	(230)	(768)

8	Profit before tax	7,260	10,196	7,170	32,964

9	Tax expense/ (benefit)
	On other than exceptional items
a)	Net current tax expense	1,516	1,949	1,430	6,889
b)	Net deferred tax expense, net of tax credits On exceptional items	152	1,014	539	2,544
c)	Net tax benefit on exceptional items (Refer note 4)	—	(28)	(81)	(178)

	Net tax expense (a+b+c)	1,668	2,935	1,888	9,255

10	Profit after tax before share in profit of jointly controlled entities and associates	5,592	7,261	5,282	23,709

11	Add: Share in profit of jointly controlled entities and associates	1	0	1	1

12	Profit after share in profit of jointly controlled entities and associates (a)	5,593	7,261	5,283	23,710

		(₹ in Crore, except as stated)
		Quarter ended						Year ended
S. No.	Particulars	30.06.2022 (Unaudited)		31.03.2022 (Audited) (Refer note 2)		30.06.2021 (Unaudited)		31.03.2022 (Audited)
13	Other Comprehensive Income/ (Loss)
i.	(a) Items that will not be reclassified to profit or loss	(38)		(49)		32		(3)
	(b) Tax benefit on items that will not be reclassified to profit or loss	1		3		0		1
ii.	(a) Items that will be reclassified to profit or loss	2,763		841		371		893
	(b) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(757)		(5)		15		(28)

	Total Other Comprehensive Income (b)	1,969		790		418		863

14	Total Comprehensive Income (a + b)	7,562		8,051		5,701		24,573

15	Profit attributable to:
a)	Owners of Vedanta Limited	4,421		5,799		4,224		18,802
b)	Non-controlling interests	1,172		1,462		1,059		4,908

16	Other Comprehensive Income attributable to:
a)	Owners of Vedanta Limited	1,754		725		393		823
b)	Non-controlling interests	215		65		25		40

17	Total Comprehensive Income attributable to:
a)	Owners of Vedanta Limited	6,175		6,524		4,617		19,625
b)	Non-controlling interests	1,387		1,527		1,084		4,948

18	Net Profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	4,421		6,027		4,342		19,279

19	Paid-up equity share capital (Face value of ₹1 each)	372		372		372		372
20	Reserves excluding revaluation reserves as per balance sheet							65,011
21	Earnings per share (₹) (*not annualised) -Basic -Diluted	11.92 11.84	* *	15.66 15.56	* *	11.40 11.31	* *	50.73 50.38

		(₹ in Crore)
		Quarter ended				Year ended
S. No.	Segment information	30.06.2022 (Unaudited)		31.03.2022 (Audited) (Refer note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	8,066		7,551	5,217	24,418
	(ii) Silver - India	1,109		1,036	1,106	4,206

	Total	9,175		8,587	6,323	28,624

b)	Zinc - International	1,459		1,242	1,119	4,484
c)	Oil & Gas	4,083		3,940	2,485	12,430
d)	Aluminium	14,644		15,475	10,263	50,881
e)	Copper	4,215		4,351	3,499	15,151
f)	Iron Ore	1,367		1,866	1,576	6,350
g)	Power	1,770		1,687	1,225	5,826
h)	Others	1,856		2,556	1,641	7,972

	Total	38,569		39,704	28,131	131,718

Less:	Inter Segment Revenue	318		362	26	526

	Revenue from operations	38,251		39,342	28,105	131,192

2	Segment Results (EBITDA) [i]
a)	Zinc, Lead and Silver	5,230		4,988	3,510	16,161
b)	Zinc - International	589		467	401	1,533
c)	Oil & Gas	2,081		2,053	1,063	5,992
d)	Aluminium	2,251		5,218	3,725	17,337
e)	Copper	(14)		15	(106)	(115)
f)	Iron Ore	363		548	762	2,280
g)	Power	81		188	346	1,082
h)	Others	160		291	331	1,049

	Total Segment results (EBITDA)	10,741		13,768	10,032	45,319

Less:	Depreciation, depletion and amortization expense	2,464		2,379	2,124	8,895
Add:	Other income, net of expenses ii	3	*	63	60	245
Less:	Finance costs	1,206		1,333	1,182	4,797
Add:	Other unallocable income, net of expenses	186		413	614	1,860

	Profit before exceptional items and tax	7,260		10,532	7,400	33,732

Add:	Net exceptional loss (Refer note 4)	—		(336)	(230)	(768)

	Profit before tax	7,260		10,196	7,170	32,964

3	Segment assets
a)	Zinc, Lead and Silver - India	24,452		22,822	21,001	22,822
b)	Zinc - International	6,859		6,984	6,495	6,984
c)	Oil & Gas	26,983		24,149	20,270	24,149
d)	Aluminium	65,340		60,407	56,358	60,407
e)	Copper	5,898		5,912	6,323	5,912
f)	Iron Ore	5,182		4,156	3,302	4,156
g)	Power	17,296		17,195	17,526	17,195
h)	Others	9,823		9,197	8,163	9,197
i)	Unallocated	47,826		47,778	47,215	47,778

	Total	209,659		198,600	186,653	198,600

i)	Earnings before interest, depreciation, tax and exceptional items (‘EBITDA’) is a non-GAAP measure.
ii)	Includes amortisation of duty benefits relating to assets recognised as government grant.
*	Includes cost of exploration wells written off of ₹ 62 Crore in Oil & Gas segment.

		(₹ in Crore)
		Quarter ended			Year ended
S. No.	Segment information	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver - India	6,537	6,229	4,951	6,229
b)	Zinc - International	1,163	1,159	1,034	1,159
c)	Oil & Gas	19,140	16,138	12,551	16,138
d)	Aluminium	21,983	20,231	18,579	20,231
e)	Copper	5,186	5,028	4,103	5,028
f)	Iron Ore	3,123	2,601	1,463	2,601
g)	Power	2,390	1,976	1,889	1,976
h)	Others	2,861	2,694	1,985	2,694
i)	Unallocated	68,586	59,840	56,965	59,840

	Total	130,969	115,896	103,520	115,896

The main business segments are:

(a)

Zinc, Lead and Silver - India, which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate. Additional intra segment information of revenues for the Zinc & Lead and Silver segment have been provided to enhance understanding of segment business;

(b)	Zinc - International, which consists of exploration, mining, treatment and production of zinc, lead, copper and associated mineral concentrates for sale;
(c)	Oil & Gas, which consists of exploration, development and production of oil and gas;
(d)	Aluminium, which consist of mining of bauxite and manufacturing of alumina and various aluminium products;
(e)

Copper, which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid and phosphoric acid (Refer note 7);

(f)	Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke;
(g)	Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power; and
(h)

Other business segment comprises port/berth, glass substrate, steel, ferroy alloys and cement. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Notes:-

1

The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries (“the Group”), jointly controlled entities, and associates for the quarter ended 30 June 2022 have been reviewed by the Audit and Risk Management Committee at its meeting held on 27 July 2022 and approved by the Board of Directors at its meeting held on 28 July 2022. The statutory auditors have carried out a limited review on these results and issued an unmodified conclusion.

2

The figures for the quarter ended 31 March 2022 are the balancing figures between audited figures for the full financial year ended 31 March 2022 and unaudited figures for the nine months ended 31 December 2021.

3

During the quarter ended 30 June 2022, the Board of Directors of the Company at its meeting held on 28 April 2022, approved the first interim dividend of ₹31.50 per equity share, i.e., 3,150% on face value of ₹1/- per equity share for the year ended 31 March 2023. Subsequent to the quarter ended 30 June 2022, the Board of Directors of the Company at its meeting held on 19 July 2022, approved the second interim dividend of ₹19.50 per equity share, i.e., 1,950% on face value of ₹1/- per equity share for the year ended 31 March 2023. With this, the total dividend declared for FY 2022-23 currently stands at ₹51 per equity share of ₹1/- each.

4	Net exceptional loss comprise the following:

	(₹ in Crore)
	Quarter ended			Year ended
Particulars	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets (impaired)/ reversal or (written off)/ written back in:
- Oil & Gas a) Exploration cost written off	—	(2,403)	(96)	(2,618)
b) Reversal of previously recorded impairment	—	2,697	—	2,697
- Aluminium	—	(125)	—	(125)
- Others	—	—	—	(52)
- Unallocated	—	—	—	(24)
Provision for legal disputes (including change in law), force majeure and similar incidences in:
- Aluminium	—	(288)	—	(288)
- Copper	—	(217)	—	(217)
- Zinc, Lead and Silver - India	—	—	(134)	(134)
- Others	—	—	—	(7)

Net exceptional loss	—	(336)	(230)	(768)
Current tax benefit on above	—	496	64	580
Net deferred tax (expense)/ benefit on above	—	(468)	17	(402)
Non-controlling interests on above	—	80	31	113

Net exceptional loss, net of tax and non-controlling interests	—	(228)	(118)	(477)

5

The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 2016-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹2,870 Crore (US$ 364 million) has been raised by Directorate General of Hydrocarbons (“DGH”) on 12 May 2020, relating to the share of the Company and one of its subsidiaries. This amount was subsequently revised to ₹ 3,613 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020.

On 28 April 2022, DGH has notified audit exceptions for the period upto 14 May 2020 and included an additional amount of ₹2,038 Crore (US$ 259 million) for aforementioned matters.

The Company has disputed the aforesaid demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal (“the Tribunal”) stands constituted and the Company also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GoI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GoI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GoI has challenged the said order before the Delhi High Court which is scheduled for hearing in due course.

Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing in due course. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 14 August 2022 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations. The Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest.

6

In our oil and gas business, the GoI, vide its notification no. 05/2022 dated 30 June 2022 had levied Special Additional Excise Duty (“SAED”) of ₹23,250 per tonne (approximately equivalent to US$ 40/ barrel) on crude oil with effect from 01 July 2022, which has been revised to ₹17,000 per tonne (approximately equivalent to US$ 30/ barrel) with effect from 20 July 2022. The SAED rate is expected to be revised every fortnight. This is in the nature of cess on windfall gain triggered by increase in crude oil prices in recent months.

The Company is engaging with the GoI on this levy, within the framework of contractual agreements of PSC and Revenue Sharing Contracts (“RSC”) executed with the GoI.

The Company has performed sensitivity analysis to assess the impact of the above SAED on the recoverable value of assets in the oil and gas business, which is determined basis the consensus of analyst recommendations of long-term prices, discount rates, production quantity etc. Based on the results of such analysis, Management believes that no adjustment to the carrying value of the asset is required at this stage.

7

The Company has a copper smelter plant in Tuticorin. The Company’s application for renewal of Consent to Operate (“CTO”) for the plant was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. The Company had filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The hearing on care and maintenance could not be listed at the Supreme Court. Instead, the matter is now being heard on merits.

The Company was also in the process of expanding its capacities at an adjacent site (“Expansion Project”). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication and the matter is now being heard on merits. As per the Company’s assessment, it is in compliance with the applicable regulations and hence there is no impact on the carrying value of the assets.

8

Subsequent to the quarter ended 30 June 2022, the Company acquired controlling stake in Athena Chhattisgarh Power Limited (“ACPL”) under the liquidation proceedings of the Insolvency and Bankruptcy Code, 2016 for a consideration of ₹565 Crore. ACPL is building a 1,200 MW (600 MW X 2) coal-based power plant located at Jhanjgir Champa district, Chhattisgarh. The plant is expected to fulfill the power requirements for the Company’s aluminium business.

9	Previous period/ year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Sunil Duggal

Dated: 28 July 2022 Place: New Delhi	Whole - Time Director and
Group Chief Executive Officer

12th Floor, The Ruby
29 Senapati Bapat Marg
Dadar (West)
Mumbai - 400 028, India
Tel: +91 22 6819 8000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Vedanta Limited

1.

We have reviewed the accompanying statement of unaudited standalone financial results of Vedanta Limited (the “Company”) for the quarter ended June 30, 2022 and year to date from April 1, 2022 to June 30, 2022 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Emphasis of Matter

5.

We draw attention to note 6 of the accompanying standalone financial results which describes the uncertainty arising out of the demands that have been raised on the Company, with respect to government’s share of profit oil by the Director General of Hydrocarbons and one of the preconditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. While the Government has granted permission to the Company to continue operations in the block till August 14, 2022 or signing of the PSC addendum, whichever is earlier, the Company, based on external legal advice, believes it is in compliance with the necessary conditions to secure an extension of this PSC and that the demands are untenable and hence no provision is required in respect of these demands. Our conclusion is not modified in respect of this matter.

S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Other Matter

6.

We did not audit the financial results and other financial information in respect of an unincorporated joint operation not operated by the Company, whose interim financial results include Company’s share of revenue of Rs 33 crores, Company’s share of net profit of Rs. 16 crores and Company’s share of total comprehensive income of Rs. 16 crores for the quarter ended June 30, 2022 and for the period from April 01, 2022 to June 30, 2022. The interim financial results and other financial information of the said unincorporated joint operation not operated by the Company have not been audited and such unaudited interim financial results and other unaudited financial information have been furnished to us by the management and our report on the unaudited standalone financial results of the Company, in so far as it relates to the amounts and disclosures included in respect of the said unincorporated joint operation, is based solely on such unaudited information furnished to us by the management. In our opinion and according to the information and explanations given to us by the Management, these interim financial results and other financial information of joint operation, is not material to the Company. Our conclusion on the Statement is not modified in respect of this matter.

For S.R. BATLIBOI & Co. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

/s/ Sudhir Murlidhar Soni

per Sudhir Soni

Partner

Membership No.: 41870

UDIN: 22041870ANTTZN8898

Place: Mumbai

Date: July 28, 2022

Vedanta Limited
CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai-400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED 30 JUNE 2022

		(₹ in Crore, except as stated)
		Quarter ended			Year ended
S.No.	Particulars	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer Note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
1	Revenue from operations	17,779	18,841	12,883	62,801
2	Other operating income	134	168	75	476
3	Other income (Refer note 9)	174	1,218	1,399	8,347

	Total Income	18,087	20,227	14,357	71,624

4	Expenses
a)	Cost of materials consumed	6,593	7,378	4,950	23,751
b)	Purchases of stock-in-trade	47	54	162	228
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(480)	(470)	(546)	(1,172)
d)	Power and fuel charges	5,375	3,621	2,056	11,874
e)	Employee benefits expense	231	233	198	867
f)	Finance costs	858	868	722	3,146
g)	Depreciation, depletion and amortization expense	873	742	704	2,945
h)	Other expenses	3,250	2,953	2,274	10,051

	Total expenses	16,747	15,379	10,520	51,690

5	Profit before exceptional items and tax	1,340	4,848	3,837	19,934

6	Net exceptional loss (Refer note 4)	—	(96)	(96)	(318)

7	Profit before tax	1,340	4,752	3,741	19,616

8	Tax (benefit)/ expense on other than exceptional items:
a)	Net current tax expense	218	850	678	3,505
b)	Net deferred tax benefit, including tax credits	(552)	(221)	(239)	(1,023)
	Net tax benefit on exceptional items:
c)	Net tax benefit on exceptional items (Refer note 4)	—	(34)	(34)	(111)

	Net tax (benefit)/ expense (a+b+c)	(334)	595	405	2,371

9	Net profit after tax (A)	1,674	4,157	3,336	17,245

10	Net profit after tax before exceptional items (net of tax)	1,674	4,219	3,398	17,452

11	Other Comprehensive Income/ (Loss)
a)	(i) Items that will not be reclassified to profit or loss	(35)	(34)	36	(8)
	(ii) Tax benefit/ (expense) on items that will not be reclassified to profit or loss	0	2	(1)	8
b)	(i) Items that will be reclassified to profit or loss	1,547	277	51	407
	(ii) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(456)	(58)	11	(74)

	Total Other Comprehensive Income (B)	1,056	187	97	333

12	Total Comprehensive Income (A+B)	2,730	4,344	3,433	17,578

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372
14	Reserves excluding revaluation reserves as per balance sheet				77,277
15	Earnings per share (₹) (*not annualised)
	- Basic and diluted	4.50 *	11.17 *	8.97 *	46.36

		(₹ in Crore)
		Quarter ended			Year ended
S. No.	Segment information	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer Note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
1	Segment revenue
a)	Oil & Gas	2,122	2,067	1,339	6,622
b)	Aluminium	11,171	11,766	7,617	38,371
c)	Copper	3,040	3,286	2,206	11,096
d)	Iron Ore	1,214	1,714	1,576	6,143
e)	Power	232	226	145	787

	Total	17,779	19,059	12,883	63,019

Less:	Inter segment revenue	—	218	—	218

	Revenue from operations	17,779	18,841	12,883	62,801

2	Segment Results (EBITDA) [i]
a)	Oil & Gas	1,043	1,042	568	3,137
b)	Aluminium	1,890	3,896	2,759	13,024
c)	Copper	(3)	30	(86)	(150)
d)	Iron Ore	287	514	688	2,187
e)	Power	(97)	(135)	(9)	(172)

	Total Segment results (EBITDA)	3,120	5,347	3,920	18,026

Less:	Depreciation, depletion and amortization expense	873	742	704	2,945
Add:	Other income, net of expenses ii	(30)*	20	19	78
Less:	Finance costs	858	868	722	3,146
Add:	Other unallocable income, net of expenses (Refer note 9)	(19)	1,091	1,324	7,921

	Profit before exceptional items and tax	1,340	4,848	3,837	19,934

Add:	Net exceptional loss (Refer note 4)	—	(96)	(96)	(318)

	Profit before tax	1,340	4,752	3,741	19,616

3	Segment assets
a)	Oil & Gas	16,870	16,420	14,119	16,420
b)	Aluminium	51,773	47,307	43,784	47,307
c)	Copper	5,310	5,383	5,394	5,383
d)	Iron Ore	4,597	3,590	2,889	3,590
e)	Power	2,973	3,044	3,228	3,044
f)	Unallocated	71,405	73,215	68,029	73,215

	Total	1,52,928	1,48,959	1,37,443	1,48,959

4	Segment liabilities
a)	Oil & Gas	12,290	10,178	8,194	10,178
b)	Aluminium	17,706	15,848	13,415	15,848
c)	Copper	4,767	4,638	3,698	4,638
d)	Iron Ore	2,908	2,321	2,235	2,321
e)	Power	217	152	165	152
f)	Unallocated	46,296	38,173	29,500	38,173

	Total	84,184	71,310	57,207	71,310

The main business segments are:

(a)	Oil & Gas, which consists of exploration, development and production of oil and gas;
(b)	Aluminium, which consists of manufacturing of alumina and various aluminium products;
(c)	Copper, which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 5);
(d)	Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke; and
(e)	Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

i)	Earnings before interest, tax, depreciation and amortisation (“EBITDA”) is a non-GAAP measure.
ii)	Includes amortisation of duty benefits relating to assets recognised as government grant.
*	Includes cost of exploration wells written off of ₹ 50 Crore in Oil & Gas segment.

Notes:-

1

The above results of Vedanta Limited (“the Company”), for the quarter ended 30 June 2022 have been reviewed by the Audit and Risk Management Committee at its meeting held on 27 July 2022 and approved by the Board of Directors at its meeting held on 28 July 2022. The statutory auditors have carried out a limited review on these results and issued an unmodified conclusion.

2

The figures for the quarter ended 31 March 2022 are the balancing figures between audited figures for the full financial year ended 31 March 2022 and unaudited figures for the nine months ended 31 December 2021.

3

During the quarter ended 30 June 2022, the Board of Directors of the Company at its meeting held on 28 April 2022, approved the first interim dividend of ₹ 31.50 per equity share, i.e., 3,150% on face value of ₹ 1/- per equity share for the year ended 31 March 2023.

Subsequent to the quarter ended 30 June 2022, the Board of Directors of the Company at its meeting held on 19 July 2022, approved the second interim dividend of ₹ 19.50 per equity share, i.e., 1,950% on face value of ₹1- per equity share for the year ended 31 March 2023. With this, the total dividend declared for FY 2022-23 currently stands at ₹ 51 per equity share of ₹ 1/- each.

4	Net exceptional loss comprise the following:

	( ₹ in Crore)
	Quarter ended			Year ended
Particulars	30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer Note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets (impaired)/ reversal or (written off)/ written back in:
- Oil & Gas
a) Exploration wells written off	—	(1,214)	(96)	(1,412)
b) Reversal of previously recorded impairment	—	1,370	—	1,370
- Aluminium	—	(125)	—	(125)
- Unallocated	—	—	—	(24)
Provision for legal disputes (including change in law), force majeure and similar incidences in:
- Aluminium	—	(73)	—	(73)
- Copper	—	(54)	—	(54)

Net exceptional loss	—	(96)	(96)	(318)
Current tax benefit on above	—	247	17	281
Net deferred tax (expense)/ benefit on above	—	(213)	17	(170)

Net Exceptional loss (net of tax)	—	(62)	(62)	(207)

5

The Company has a copper smelter plant in Tuticorin. The Company’s application for renewal of Consent to Operate (“CTO”) for the plant was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. The Company had filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The hearing on care and maintenance could not be listed at the Supreme Court, Instead, the matter is now being heard on merits.

The Company was also in the process of expanding its capacities at an adjacent site (“Expansion Project”). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication and the matter is now being heard on merits. As per the Company’s assessment, it is in compliance with the applicable regulations and hence there is no impact on the carrying value of the assets.

6

The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 2016-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹ 2,870 Crore (US$ 364 million) has been raised by Directorate General of Hydrocarbons (“DGH”) on 12 May 2020, relating to the share of the Company and one of its subsidiaries. This amount was subsequently revised to ₹ 3,613 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020.

On 28 April 2022, DGH has notified audit exceptions for the period upto 14 May 2020 and included an additional amount of ₹ 2,038 Crore (US$ 259 million) for aforementioned matters.

The Company has disputed the aforesaid demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal (“the Tribunal”) stands constituted and the Company also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GoI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GoI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GoI has challenged the said order before the Delhi High Court which is scheduled for hearing in due course. Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing in due course.

In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 14 August 2022 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations. The Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest.

7

In our oil and gas business, the GoI, vide its notification no. 05/2022 dated 30 June 2022 had levied Special Additional Excise Duty (“SAED”) of ₹ 23,250 per tonne (approximately equivalent to US$ 40/ barrel) on crude oil with effect from 01 July 2022, which has been revised to ₹ 17,000 per tonne (approximately equivalent to US$ 30/ barrel) with effect from 20 July 2022 The SAED rate is expected to be revised every fortnight. This is in the nature of cess on windfall gain triggered by increase in crude oil prices in recent months.

The Company is engaging with the GoI on this levy, within the framework of contractual agreements of PSC and Revenue Sharing Contracts (“RSC”) executed with the GoI.

The Company has performed sensitivity analysis to assess the impact of the above SAED on the recoverable value of assets in the oil and gas business, which is determined basis the consensus of analyst recommendations of long-term prices, discount rates, production quantity etc. Based on the results of such analysis, Management believes that no adjustment to the carrying value of the asset is required at this stage.

8

Subsequent to the quarter ended 30 June 2022, the Company acquired controlling stake in Athena Chhattisgarh Power Limited (“ACPL”) under the liquidation proceedings of the Insolvency and Bankruptcy Code, 2016 for a consideration of ₹ 565 Crore. ACPL is building a 1,200 MW (600 MW X 2) coal-based power plant located at Jhanjgir Champa district, Chhattisgarh. The plant is expected to fulfill the power requirements for the Company’s aluminium business.

9

Other income includes dividend income from subsidiaries of ₹ Nil Crore, ₹ 1,062 Crore, ₹ 1,316 Crore and ₹ 7,828 Crore for the quarter ended 30 June 2022, 31 March 2022, 30 June 2021 and year ended 31 March 2022 respectively.

10	Additional disclosures as per Regulation 52(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

	Particulars	Quarter ended			Year ended
		30.06.2022 (Unaudited)	31.03.2022 (Audited) (Refer Note 2)	30.06.2021 (Unaudited)	31.03.2022 (Audited)
a)	Debt-Equity Ratio (in times)*	0.66	0.47	0.35	0.47
b)	Debt Service Coverage Ratio (in times) (annualised)	2.24	1.96	1.41	1.96
c)	Interest Service Coverage Ratio (in times)*	3.56	7.33	7.16	8.33
d)	Current Ratio (in times)*	0.71	0.80	0.77	0.80
e)	Long term debt to working capital Ratio (in times)*	**	**	**	**
f)	Bad debts to Account receivable Ratio (in times)*	0.00	0.00	0.00	0.00
g)	Current liability Ratio (in times)*	0.54	0.52	0.45	0.52
h)	Total debts to total assets Ratio (in times)*	0.30	0.25	0.20	0.25
i)	Debtors Turnover Ratio (in times)*	5.32	5.31	4.35	20.81
j)	Inventory Turnover Ratio (in times)*	1.56	1.71	1.50	6.41
k)	Operating-Profit Margin (%)*	13%	24%	25%	24%
1)	Net-Profit Margin (%)*	9%	22%	26%	28%
m)	Capital Redemption Reserve (₹ in Crore)	3,125	3,125	3,125	3,125
n)	Debenture Redemption Reserve (₹ in Crore)	—	—	117	—
o)	Net Worth (Total Equity) (₹ in Crore)	68,745	77,649	80,234	77,649

*	Not annualised, except for the year ended 31 March 2022
**	Net working capital is negative

Formulae for computation of ratios are as follows:

a)	Debt-Equity Ratio	Total Debt/ Total Equity

b)	Debt Service Coverage Ratio

Income available for debt service/ (interest expense + repayments made during the period for long term loans),

where income available for debt service = Profit before exceptional items and tax + Depreciation, depletion and amortization expense + Interest expense

c)	Interest Service Coverage Ratio	Income available for debt service/ interest expense

d)	Current Ratio	Current Assets/ Current Liabilities (excluding current maturities of long term borrowing)

e)	Long term debt to working capital Ratio	Non-current borrowing (including current maturities of long term borrowing)/ Working capital (WC), where WC = Current Assets - Current Liabilities (excluding current maturities of long term borrowing)

f)	Bad debts to Account receivable Ratio	Bad Debts written off/ Average Trade Receivables

g)	Current liability Ratio	Current Liabilities (excluding current maturities of long term borrowing)/Total Liabilities

h)	Total debts to total assets Ratio	Total Debt/ Total Assets

i)	Debtors Turnover Ratio	(Revenue from operations + Other operating income)/ Average Trade Receivables

j)	Inventory Turnover Ratio	(Revenue from operations + Other operating income) less EBITDA/ Average Inventory

k)	Operating-Profit Margin (%)	(EBITDA - Depreciation, depletion and amortization expense)/ (Revenue from operations + Other operating income)

1)	Net-Profit Margin (%)	Net profit after tax before exceptional items (net of tax) / (Revenue from operations + Other operating income)

m)	Capital Redemption Reserve includes Preference Share Redemption Reserve created on redemption of preference shares.

11

The listed secured Non-Convertible debentures (‘NCDs’) of the Company aggregating ₹ 7,836 Crore as on 30 June 2022 are secured by way of first Pari Passu mortgage/charge on certain movable fixed assets and freehold land of the Company. The Company has maintained asset cover of more than 125% and 100% for NCDs with face value of ₹ 6,089 Crore and ₹ 1,750 Crore respectively.

12	Previous period/ year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Place: New Delhi	Sunil Duggal

Whole - Time Director and
Date: 28 July 2022	Group Chief Executive Officer

National Stock Exchange Of India Limited

Ref: NSE/LIST/29117_II	April 07, 2022

The Company Secretary

Vedanta Limited

1st Floor, C wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai- 400093

Kind Attn.: Ms. Prerna Halwasiya

Dear Madam,

Sub: Observation Letter for draft scheme of Arrangement between Vedanta Limited and its Shareholders.

We are in receipt of draft scheme of Arrangement between Vedanta Limited and its Shareholders. vide application dated November 23, 2021.

Based on our letter reference no. NSE/LIST/27734_I submitted to SEBI and pursuant to SEBI Circular no. CFD/DIL3/CIR/2017/21 dated March 10, 2017 (“Circular”), kindly find following comments on the draft scheme:

a.

As per SEBI Circular dated Feb 01, 2022 read with Master Circular, the company is required to submit “No Objection Certificate” (NOC) from the lending scheduled commercial banks/ financial institutions debentures trustees, from not less than 75% of the secured creditors in value.

b.	Company is advised to separately and prominently disclose to the shareholders and NCLT (National Company Law Tribunal) via the Draft Scheme of arrangement documents following information/ facts:

i)	The rationale for transferring Rs. 12,587 Crore standing to the credit of General Reserves to the Retained Earnings of the company for the previous financial years.

ii)	explain the purpose behind the proposed transfer of funds from one of the free reserve account to another account through the scheme.

c.

Company shall ensure that all details of ongoing adjudication & recovery proceedings, prosecution initiated and all other enforcement action taken, if any, against the company, its promoters and directors, before Hon’ble NCLT and shareholders, while seeking approval of the scheme shall be disclosed.

Continuation Sheet

d.

Company shall ensure that additional information, if any, submitted by the Company, after filing the Scheme with the Stock Exchanges, and from the date of receipt of this letter is displayed on the websites of the listed company and the Stock Exchanges.

e.	The Company shall ensure compliance with the aforesaid Master Circular.

f.

The Company should ensure that the information pertaining to all the unlisted companies involved in the scheme shall be included in the format specified for abridged prospectus as provided in Part E of Schedule VI of the ICDR Regulations, 2018 in the explanatory statement or notice or proposal accompanying resolution to be passed, which is sent to the shareholders for seeking approval.

g.	The Company shall ensure that the financials in the scheme including financials considered for valuation report are not for period more than 6 months old.

h.	The Company shall ensure that the details of the proposed scheme under consideration shall be prominently disclosed in the notice sent to the shareholders.

i.	Company shall ensure no changes to the draft scheme except those mandated by the regulators/ authorities / tribunals shall be made without specific written consent of SEBI

j.

Company is advised that the observations of SEBI/Stock Exchanges shall be incorporated in the petition to be filed before National Company Law Tribunal (NCLT) and the company is obliged to bring the observations to the notice of NCLT.

k.

It is to be noted that the petitions are filed by the Company before NCLT after processing and communication of comments/observations on draft scheme by SEBI/Stock Exchange(s). Hence, the company is not required to send notice for representation as mandated under Section 230(5) of Companies Act, 2013 to SEBI again for its comments/ observations/ representations.

It is to be noted that the petitions are filed by the company before NCLT after processing and communication of comments/observations on draft scheme by SEBI/ stock exchange. Hence, the company is not required to send notice for representation as mandated under section 230(5) of Companies Act, 2013 to National Stock Exchange of India Limited again for its comments/observations/representations.

Further, where applicable in the explanatory statement of the notice to be sent by the company to the shareholders, while seeking approval of the scheme, it shall disclose information about unlisted companies involved in the format prescribed for abridged prospectus as specified in the Circular.

Based on the draft scheme and other documents submitted by the Company, including undertaking given in terms of Regulation 11 of SEBI (LODR) Regulations, 2015, we hereby convey our “No objection” in terms of Regulation 94 of SEBI (LODR) Regulations, 2015, so as to enable the Company to file the draft scheme with NCLT.

Continuation Sheet

However, the Exchange reserves its rights to raise objections at any stage if the information submitted to the Exchange is found to be incomplete/ incorrect/ misleading/ false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Regulations, Guidelines/ Regulations issued by statutory authorities.

The validity of this “Observation Letter” shall be six months from April 07, 2022 within which the scheme shall be submitted to NCLT.

The Company shall ensure filing of compliance status report stating the compliance with each point of Observation Letter on draft scheme of arrangement on the following path: NEAPS > Issue > Scheme of arrangement > Reg 37(1) of SEBI LODR, 2015> Seeking Observation letter to Compliance Status.

Yours faithfully,

For National Stock Exchange of India Limited

Harshad Dharod

Manager

P.S. Checklist for all the Further Issues is available on website of the exchange at the following URL: https://www.nseindia.com/companies-listing/raising-capital-further-issues-main-sme-checklist

DCS/AMAL/MJ/R37/2249/2021-22	“E-Letter”	April 19, 2022

The Company Secretary,

Vedanta Limited

1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue,

Atul Projects, Chakala,

Andheri (East), Mumbai-400093.

Dear Sir,

Sub: Observation letter regarding the Scheme of between Vedanta Limited and its Shareholders.

We are in receipt of the Draft Scheme of Arrangement of Vedanta Limited as required under SEBI Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017; SEBI vide its letter dated March 04, 2022, has inter alia given the following comment(s) on the draft scheme of Arrangement:

•

As per SEBI Circular dated Feb 01, 2022 read with Master Circular, the company is required to submit “No Objection Certificate” (NOC) from the lending scheduled commercial banks/ financial institutions debentures trustees, from not less than 75% of the secured creditors in value.

•

“Company shall ensure that additional information or undertakings, if any, submitted by the Company, after filing the scheme with the stock exchange, from the date of receipt of this letter is displayed on the websites of the listed company and the stock exchanges.”

•	“Company shall duly comply with the various provisions of the Master Circular.”

•

“Company is advised that the information pertaining to all the Companies involved in the scheme shall be included in the format specified for abridged prospectus as provided in Part E of Schedule VI of the ICDR Regulations, 2018, in the explanatory statement or notice or proposal accompanying resolution to be passed, which is sent to the shareholders for seeking approval.”

•	“Company shall ensure that the financials in the Scheme including financials considered for valuation report are not for period more than 6 months old.”

•	“Company shall ensure to separately and prominently disclose to the shareholders and NCLT via the draft scheme of arrangement documents following information/facts:

1.	The rationale for transferring Rs. 12,587 Crore standing to the credit of the General Reserves to the Retained Earnings of the Company for the previous financial years.

2.	Explain the purpose behind the proposed transfer of funds from one of the free reserve account to another account through the scheme.

•

“Company shall ensure that it discloses all details of ongoing adjudication & recovery proceedings, prosecution initiated and all other enforcement action taken, if any, against the Company, its promoters and directors, before Hon’ble NCLT and shareholders, while seeking approval of the scheme.”

•	“Company shall ensure that the details of the proposed scheme under consideration as provided to the Stock Exchange shall be prominently disclosed in the notice sent to the Shareholders.”

BSE Limited (Formerly Bombay Stock Exchange Ltd.)

Floor 15, P J Towers, Dalal Street, Mumbai 400 00l, India.

T: +91 22 2272 1233 | E: corp.comm@bseindia.com | www.bseindia.com

Corporate Identity Number: U67120MH2005PL155188

•	“Company shall ensure that no changes to the draft scheme except those mandated by the regulators/ authorities / tribunals shall be made without specific written consent of SEBI.”

•

“Company is advised that the observations of SEBI/Stock Exchanges shall be incorporated in the petition to be filed before National Company Law Tribunal (NCLT) and the Company obliged to bring the observations to the notice of NCLT.”

•

“It is to be noted that the petitions are filed by the Company before NCLT after processing and communication of comments/observations on draft scheme by SEBI/stock exchange. Hence, the Company is not required to send notice for representation as mandated under section 230(5) of Companies Act, 2013 to SEBI again for its comments/observations/representations.”

Accordingly, based on aforesaid comment offered by SEBI, the company is hereby advised:

•	To provide additional information, if any, (as stated above) along with various documents to the Exchange for further dissemination on Exchange website.

•	To ensure that additional information, if any, (as stated aforesaid) along with various documents are disseminated on their (company) website.

•	To duly comply with various provisions of the circulars.

In light of the above, we hereby advise that we have no adverse observations with limited reference to those matters having a bearing on listing/de-listing/continuous listing requirements within the provisions of Listing

Agreement, so as to enable the company to file the scheme with Hon’ble NCLT.

Further, where applicable in the explanatory statement of the notice to be sent by the company to the shareholders, while seeking approval of the scheme, it shall disclose information about unlisted company involved in the format prescribed for abridged prospectus as specified in the circular dated March 10, 2017.

Kindly    note    that    as    required    under Regulation 37(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the validity of this Observation Letter shall be six months from the date of this Letter, within which the scheme shall be submitted to the NCLT.

The Exchange reserves its right to withdraw its ‘No adverse observation’ at any stage if the information submitted to the Exchange is found to be incomplete / incorrect / misleading / false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/Regulations issued by statutory authorities. Please note that the aforesaid observations does not preclude the Company from complying with any other requirements.

Further, it may be noted that with reference to Section 230 (5) of the Companies Act, 2013 (Act), read with Rule 8 of Companies (Compromises, Arrangements and Amalgamations) Rules 2016 (Company Rules) and Section 66 of the Act read with Rule 3 of the Company Rules wherein pursuant to an Order passed by the Hon’ble National Company Law Tribunal, a Notice of the proposed scheme of compromise or arrangement filed under sections 230-232 or Section 66 of the Companies Act 2013 as the case may be is required to be served upon the Exchange seeking representations or objections if any.

In this regard, with a view to have a better transparency in processing the aforesaid notices served upon the Exchange, the Exchange has already introduced an online system of serving such Notice along with the relevant documents of the proposed schemes through the BSE Listing Centre.

Any service of notice under Section 230 (5) or Section 66 of the Companies Act 2013 seeking Exchange’s representations or objections if any, would be accepted and processed through the Listing Centre only and no physical filings would be accepted. You may please refer to circular dated February 26, 2019 issued to the

BSE Limited (Formerly Bombay Stock Exchange Ltd.)

Floor 15, P J Towers, Dalal Street, Mumbai 400 001, India.

T: +91 22 2272 1233 | E: corp.comm@bseindia.com | www.bseindia.com

Corporate Identity Number: U67120MH2005PL155188

company.

Yours faithfully,

Sd/-

Prasad Bhide

Manager

BSE Limited (Formerly Bombay Stock Exchange Ltd.)

Floor 15, P J Towers, Dalal Street, Mumbai 400 001, India.

T: +91 22 2272 1233 | E: corp.comm@bseindia.com | www.bseindia.com

Corporate Identity Number: U67120MH2005PL155188

Date: January 28, 2022

To

Manager - Listing Compliance

National Stock Exchange of India Limited

Exchange Plaza

Bandra-Kurla Complex, Bandra (East)

Mumbai – 400 051

Scrip Code: VEDL

Sub:

Application under Regulation 37 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) for the Scheme of Arrangement between the Company and its Shareholders proposed to be filed under Section 230 and other applicable provisions of Companies Act, 2013 (“the Act”)

Ref:	Report on Complaint in terms of Para I(A)(6) of the SEBI Master Circular No. SEBI/HO/CFD/DIL1/CIR/P/2021/0000000665 dated November 23, 2021 as amended from time to time (“SEBI Master Circular”).

Dear Sir/ Madam,

This is in reference to the Scheme filed by the Company under Regulation 37 of the SEBI Listing Regulations with BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) on November 23, 2021.

As per Para I(A)(6) of the SEBI Master Circular, the Company is inter-alia required to submit a ‘Report on Complaints’ containing the details of complaints received by the Company on the Scheme from various sources within 7 days of expiry of 21 days from the date of uploading of the draft Scheme and related documents on the website of the relevant stock exchange.

The period of 21 days from the date of uploading of the draft Scheme along with related documents by NSE on its website i.e. January 6, 2022, has expired on January 26, 2022, accordingly, we attach herewith a ‘Report on Complaints’, as Annexure-1 to this letter.

The Report on Complaints is also being uploaded on the website of the Company, i.e., www.vedantalimited.com, as per requirement of the aforementioned said SEBI Master Circular.

We request you to take the above on record as compliance under the applicable provisions of the SEBI (Listing Obligations and Disclosures Requirement) Regulations, 2015 and SEBI Circulars.

Thanking You

Yours sincerely

For Vedanta Limited

Prerna Halwasiya

Company Secretary & Compliance Officer

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited 1st Floor,‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Annexure -1

COMPLAINTS REPORT

[In respect of Scheme of Arrangement between Vedanta Limited and its Shareholders]

Period of Complaints Report: January 6, 2022 to January 26, 2022

Part A

Sr. No.	Particulars	Number
1.	Number of complaints received directly	Nil
2.	Number of complaints forwarded by Stock Exchanges/ SEBI	Nil
3.	Total Number of complaints/comments received (1+2)	Nil
4.	Number of complaints resolved	Not applicable
5.	Number of complaints pending	Not applicable

Part B

Sr. No.	Name of complainant	Date of complaint	Status (Resolved/Pending)

1.	Not Applicable

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Date: December 29, 2021

To,

The BSE Limited

Phiroze Jeejeebhoy Towers

Dalal Street

Mumbai – 400 001

Scrip Code: 500295

Sub:

Application under Regulation 37 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) for the Scheme of Arrangement between the Company and its Shareholders proposed to be filed under Section 230 and other applicable provisions of Companies Act, 2013 (“the Act”)

Ref:	Report on Complaint in terms of Para I(A)(6) of the SEBI Master Circular No. SEBI/HO/CFD/DIL1/CIR/P/2021/0000000665 dated November 23, 2021 as amended from time to time (“SEBI Master Circular”).

Dear Sir/ Madam,

This is in reference to the Scheme filed by the Company under Regulation 37 of the SEBI Listing Regulations with BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) on November 23, 2021.

As per Para I(A)(6) of the SEBI Master Circular, the Company is inter-alia required to submit a ‘Report on Complaints’ containing the details of complaints received by the Company on the Scheme from various sources within 7 days of expiry of 21 days from the date of uploading of the draft Scheme and related documents on the website of the relevant stock exchange.

The period of 21 days from the date of uploading of the draft Scheme along with related documents by BSE Limited on its website i.e. December 7, 2021, has expired on December 27, 2021, accordingly, we attach herewith a ‘Report on Complaints’, as Annexure-1 to this letter.

The Report on Complaints is also being uploaded on the website of the Company, i.e., www.vedantalimited.com, as per requirement of the aforementioned said SEBI Master Circular.

We request you to take the above on record as compliance under the applicable provisions of the SEBI (Listing Obligations and Disclosures Requirement) Regulations, 2015 and SEBI Circulars.

Thanking You

Yours sincerely

For Vedanta Limited

Prerna Halwasiya

Company Secretary & Compliance Officer

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited 1st Floor. ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Annexure -1

COMPLAINTS REPORT

[In respect of Scheme of Arrangement between Vedanta Limited and its Shareholders]

Period of Complaints Report: December 7, 2021 to December 27, 2021

Part A

Sr. No.	Particulars	Number

1.	Number of complaints received directly	Nil
2.	Number of complaints forwarded by Stock Exchanges/ SEBI	Nil
3.	Total Number of complaints/comments received (1+2)	Nil
4.	Number of complaints resolved	Not applicable
5.	Number of complaints pending	Not applicable

Part B

Sr. No.	Name of complainant	Date of complaint	Status (Resolved/Pending)

1.	Not Applicable

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Details of ongoing adjudication & recovery proceedings, prosecution initiated and all other enforcement action taken against Vedanta Limited, its promoters and directors

•	Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitral tribunal formed under the directions of the High Court of Delhi pronounced an award on January 22, 2011. The award held certain clauses of the shareholders’ agreement to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the erstwhile Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996.

•	Proceedings by the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

Under the terms of the shareholders’ agreement between the GoI and Vedanta Limited, Vedanta Limited was granted two call options to acquire all the shares in HZL held by the GoI at the time of exercise. Vedanta Limited exercised the first call option on August 29, 2003. Arbitration is ongoing in relation to a dispute between the GoI and Vedanta Limited, with respect to Vedanta Limited’s exercise of its second call option to acquire the remaining shares in HZL held by the GoI, pursuant to the shareholders’ agreement between the parties. The GoI has refused to act upon the second call option, stating that Vedanta Limited’s second call option violates the provisions of the Indian Companies Act, 1956, by restricting the right of the GoI to transfer its shares. As on date, the next date of hearing by the arbitral tribunal has not been determined.

Separately, a writ petition was filed in March 2014 in the Supreme Court of India by the National Confederation of Officers Association questioning the decision of GoI to divest its 29.54% residual shareholding in HZL. The Supreme Court of India on January 19, 2016 ordered the status quo to be maintained with respect to the proposed disinvestment of the government’s interest in HZL until further orders are passed by the Supreme Court of India. On January 9, 2020, Vedanta Limited filed an early hearing application to the Supreme Court of India. On August 13, 2020, the Supreme Court passed an order partially removing the status quo order in place and has allowed the arbitration proceedings to continue.

The matter was heard before the Supreme Court on October 27, 2021, and the final order was passed on November 18, 2021. The Supreme Court of India allowed the GoI’s proposal to divest its entire stake in HZL in the open market in accordance with the rules and regulations of SEBI. The Supreme Court of India also directed the Central Bureau of India to register a regular case in relation to the process followed for the disinvestment of HZL in the year 2002 by the GoI.

Due to the abovementioned Supreme Court of India order, Vedanta Limited has filed an application for the withdrawal of its arbitration claim for the second call option. Final order allowing for the withdrawal of arbitration matter has been passed.

•	Legal proceedings related to mining operations in the State of Goa

Pursuant to findings in the Justice M.B. Shah Commission Report dated March 15, 2012 on the allegations of illegal mining in the State of Goa, the state government banned iron ore mining operations in Goa on September 10, 2012 and the MoEF & CC suspended environmental clearances of all mining leases within the State of Goa. A writ petition was filed before the Supreme Court of India to initiate action based on the Justice M.B. Shah Commission Report and an interim order was passed by the Supreme Court of India on October 5, 2012 suspending mining operations within Goa.

The Supreme Court of India passed an interim order on November 11, 2013 directing that the Directorate of Mines and Geology verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through an e-auction and proceeds from the auction to be deposited with the state government. The auction of inventorized ore is yet to be completed.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations, including directions on mining by the lessees after November 22, 2007 as being illegal, and dumping outside the leased area as being impermissible. The Supreme Court also ordered that an interim buffer zone be fixed at one kilometer from the boundaries of National Parks and Sanctuaries, set an ad-hoc cap on annual excavation at 20 million tons other than from dumps until such time as the final report of Expert Committee on Iron ore is submitted, and also ordered the appropriation of the sale value of e-auctioned inventorized ores by the state government as per stipulated conditions, and the payment of 10.0% of the sale proceeds to the Goa Iron Ore Permanent Fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Supreme Court of India on certain limited issues was subsequently withdrawn by us in September 2014.

On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof.

On January 15, 2015, the government of Goa revoked the order suspending mining operations in the State of Goa and MoEF & CC has revoked suspension of environmental clearances in March 2015. Subsequently, the lease deeds for all working leases were executed and registered as of August 2015. We obtained the CTO under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from the Indian Bureau of Mines for these leases, and the Company resumed operations of its mines on August 10, 2015.

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a SLP before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of Mines and Minerals (Development and Regulation) “(MMDR”) Act and challenging the revocation of suspension on mining in State of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the MMDR Act. The State Government of Goa and company have filed a review petition against the said judgment dated February 7, 2018. The review petition has been heard in chambers. The review petition was disposed off by order dated July 9, 2021

Subsequent to the aforesaid judgement, Vedanta Limited filed a representation before the state government seeking an extension on the validity of leases in consonance with provisions of MMDR Amendment Act which provided that all leases granted prior to the commencement of MMDR Amendment Act were deemed to be granted for a tenure of fifty (50) years. The state government did not consider the representation citing the Supreme Court judgment in place in respect of the issue. Vedanta Limited challenged state government’s stand before the High Court of Bombay at Goa by way of a writ petition which was also rejected basis the earlier Supreme Court order. Company has now challenged the order of High Court before the Supreme Court, in which notice has been issued to parties and the State Government has filed a supportive affidavit. The SC has also allowed the impleadment of Goa Foundation and Sudip Tamankar and they have filed their replies. The matter was taken up for hearing and the same was disposed of by order dated September 7, 2021. A review petition against the SLP order has been dismissed by the Supreme Court by order dated March 30, 2022. Separately, the Expert Committee on Iron ore has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. The Expert Committee on Iron ore’s report is yet to be accepted and the matter is pending before the Supreme Court.

•	Certain prosecution proceedings brought by SEBI against us, Mr. Anil Agarwal and Mr. Tarun Jain

In April 2001, SEBI ordered that prosecution proceedings be brought against us, alleging that we have violated the regulations prohibiting fraudulent and unfair trading practices and it also passed an order prohibiting us from accessing the capital markets for a period of two years. This SEBI order was overruled by the SEBI Appellate Tribunal on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. The next date of hearing has not yet been fixed. In addition to the prosecution proceedings, SEBI also initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us, Mr. Anil Agarwal and Mr. Tarun Jain (who was the Chief Financial Officer of MALCO at the time of the alleged price manipulation). The matter is tentatively listed in due course. When SEBI’s order was overruled on October 22, 2001, we filed a petition before the High Court of Bombay to stay those criminal proceedings on the grounds that the SEBI Appellate Tribunal had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor on December 2, 2005, granting an interim stay of the criminal proceedings.

•	Penalties levied by the Enforcement Directorate on certain of our directors and us

On August 3, 2004, the Enforcement Directorate levied penalties on certain of our directors and us aggregating to ₹ 347 million ($ 4 million). It was alleged that we transferred an amount of ₹ 2,080 million ($ 28.44 million) to Twinstar Holdings Limited and invested in Sterlite and MALCO through Twinstar Holdings Limited without the permission of the RBI. We have submitted that Twinstar Holdings Limited obtained the required approvals from the Foreign Investment Promotion Board (“FIPB”) for the investment. We appealed to the appellate tribunal against the Enforcement Directorate’s order for foreign exchange seeking a waiver of the pre-deposit amount, which was equal to 100.0% of the penalty levied, which appeal was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which referred the matter back to the tribunal to consider the issue afresh. The Appellate Tribunal on August 06, 2019 passed a favorable order directing a stay on the pre-deposit amount. The matter will be heard on merits in due course.

•	Criminal proceedings against former directors of Sesa Industries Limited

Ms. Krishna Bajaj filed a complaint against the former directors of Sesa Industries Limited (which has since been amalgamated with Sesa Goa) before the Magistrate at Mumbai in 2000, in relation to shares issued on a preferential basis by Sesa Industries Limited in 1993 to Sesa Goa’s shareholders, alleging that the shares of Sesa Industries Limited were not listed within 12 to 18 months of the offer as stated in the offering document. The four directors appeared before the court on June 16, 2009 and pleaded not guilty to the charges. The four directors filed a criminal application in the High Court of Bombay challenging the Magistrate’s order of framing charges before the High Court of Bombay. The High Court of Bombay admitted the criminal application and stayed the proceedings pending before Magistrate at Mumbai.

•	Writ petitions filed against us alleging violation of certain air, water and hazardous waste management regulations at our Tuticorin plant

Various writ petitions were filed before the High Court of Madras alleging that sulphur dioxide emissions from our copper smelting operations at Tuticorin were causing air and water pollution and hazardous waste and sought a cancellation of our permits and environmental approval to operate our smelter.

A writ petition was filed in December 2009 before the High Court of Madras challenging the grant of environmental clearance for the expansion of our copper smelter at Tuticorin, however no order or direction for injunction was granted. By way of its order dated April 28, 2016, the High Court of Madras dismissed the petition and rejected the claims of the petitioner.

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013, we filed a petition with the NGT challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order on May 31, 2013 allowing the smelter to recommence operations subject to certain conditions, and consequently we recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards. Based on this report, the NGT ordered on July 15, 2013 that the smelter could recommence its operations. On August 8, 2013, the NGT confirmed its May 31, 2013 order and held that there was no health impact owing to the operations with directions to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. We implemented all the recommendations during fiscal year 2013. However, the TNPCB filed a Civil Appeals in 2013 against the NGT’s interim order dated May 31, 2013 and the final order dated August 8, 2013. V Gopalaswamy, the General Secretary of a political party, MDMK, also filed civil appeals in 2013.

These appeals have been allowed by the Supreme Court and the NGT judgment dated August 8, 2013 has been set aside on grounds of maintainability. However, the Supreme Court has given the Company, liberty to approach the High Court of Madras challenging the orders of TNPCB. We have now approached the High Court of Madras, Principal Bench challenging the impugned orders of TNPCB passed in 2013. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a SLP to Appeal. The SLP was admitted on August 31, 2020 wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020 wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an Interlocutory Application was filed by Vedanta Limited. The Matter was then listed on December 02, 2020 before Supreme Court. The Supreme Court after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The State of Tamil Nadu and TNPCB had filed a SLP as well, but on the limited point of expunging of certain paragraphs in the Madras High Court judgement, wherein adverse remarks were made against the State Government officials and TNPCB officials. The SLP of the State of Tamil Nadu and TNPCB has been clubbed with our main SLP matter. The case was listed and heard on March 15, 2022 and was part heard. The matter was to be further listed on March 22, 2022, however, due the reconstitution of the bench, the case was not listed. The Supreme Court has indicated that the matter may be taken up in second half of July 2022 along with an interlocutory application that was filed by Vedanta Limited before the Supreme Court for the maintenance of status quo as on March 15, 2022 consequent to an order passed by the Collector of Tuticorin requiring Vedanta Limited employees to vacate the plant premises.

•	Proceedings related to the existing copper smelting operations and the proposed expansion project at the Tuticorin plant

The CTO for our existing 400,000 TPA copper smelter plant at Tuticorin which was due to expire on March 31, 2018. We filed an application dated January 31, 2018, before the TNPCB for renewal of consent to operate, as per procedure established by law. The TNPCB rejected the said renewal application by its order dated April 9, 2018 (Rejection Order). The Company had filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order, which the Company withdrew after the NGT Order dated December 15, 2018 on account of redundancy of proceedings before the TNPCB Appellate Authority.

During the pendency of the aforesaid appeal, TNPCB through its order dated May 23, 2018, ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice to us, which was due to be served as per the requirements under Section 21(4) of the Air (Prevention and Control of Pollution) Act, 1981 and Rule 34 of the Water (Prevention and Control of Pollution) Rules 1975. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant unit permanently (“TN Government Order”), without providing any prior notice to us. The Company filed an appeal before NGT, Principal Bench at New Delhi challenging the closure order passed by TNPCB as well as the TN Government Order for sealing of the existing plant and the appeal was allowed vide NGT’s judgement dated December 15, 2018. The NGT judgment was challenged before the Madurai Bench of the High Court of Madras (by a writ petition filed by an intervenor, Fathima Babu), which ordered to maintain status quo regarding the closure of the plant at Tuticorin until the State decided on filing of the appeal. The Company challenged the order of the High Court before the Supreme Court. Meanwhile, the State also approached the Supreme Court against the final orders of the NGT ordering the reopening of the plant at Tuticorin.

The Supreme Court on February 18, 2019 set aside the NGT judgment dated December 15, 2018 on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.

Based on the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court vide its judgement dated August 18, 2020 dismissed the writ petition filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a SLP to Appeal. The SLP was admitted on August 31, 2020 wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020 wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an Interlocutory Application was filed by Vedanta Limited. The Matter was then listed on December 02, 2020 before Supreme Court. The Supreme Court after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. . The State of Tamil Nadu and TNPCB had filed a SLP as well, but on the limited point of expunging of certain paragraphs in the Madras High Court judgement, wherein adverse remarks were made against the State Government officials and TNPCB officials. The SLP of the State of Tamil Nadu and TNPCB has been clubbed with our main SLP matter. The case was listed and heard on March 15, 2022 and was part heard. The matter was to be further listed on March 22, 2022, however, due the reconstitution of the bench, the case was not listed. The Supreme Court has indicated that the matter may be taken up in second half of July 2022 along with an interlocutory application that was filed by Vedanta Limited before the Supreme Court for the maintenance of status quo as on March 15, 2022 consequent to an order passed by the Collector of Tuticorin requiring Vedanta Limited employees to vacate the plant premises.

Separately, our environmental clearance for the proposed copper smelter plant 2 (expansion project) expired on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF& CC. Thereafter, we made a new application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF & CC wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference.

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against us by the MoEF & CC and State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) held through its order dated May 23, 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, SIPCOT through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project, which has been stayed by High Court of Madras. Further, the TNPCB issued orders on June 7, 2018, directing the withdrawal of the consent to establish for the expansion project, which is valid until March 31, 2023.

Hearing the case of expansion project, Madras High Court vide its order dated October 3, 2018 has granted an interim stay in favour of the Company against order of SIPCOT (State Industries Promotion Corporation of Tamil Nadu) dated May 29, 2018, cancelling 342.22 acres of the land allotted to us. The MoEF & CC has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB. The matter is pending for hearing and is listed on June 8, 2022 for Vedanta to file a counter against an impleadment made by one Ms. Fatima Babu. The matter was last heard on June 8, 2022 wherein the TNPCB filed its counter in the matter. The mater is next listed for July 06, 2022.

•	Challenge relating to the environmental clearance granted for our expansion plans of refinery in Lanjigarh

On November 20, 2015, the MoEF & CC granted an environmental clearance in line with the Expert Appraisal Committee’s recommendation for the alumina refinery expansion up to 4 mtpa and environmental clearance of up to 6 mtpa, which will be received as an amendment to the existing environmental clearance after the completion of land acquisition of the balance area of 666.03 HA. Further, a Consent to establish for 4 mtpa and CTO for 2 mtpa has also been granted.

On February 18, 2016, an individual challenged the environmental clearance granted for the alumina refinery expansion at Lanjigarh before the NGT, Kolkata, wherein MoEF & CC, Odisha State Pollution Control Board and we have been made parties. Pleading in the matter is complete and pending for hearing of arguments, however, the same has not been posted owing to the paucity of judges in the Tribunal. It is pertinent to note that the Hon’ble NGT has not passed any interim order staying the project as prayed by the appellant. The matter was listed for hearing and disposal on January 4, 2022 wherein the NGT took the affidavit filed by Odisha State Pollution Control Board on record and posted the matter for hearing on January 20, 2022. The matter was then listed for final hearing and disposal on February 22, 2022 wherein the counsel for the Appellant sought an adjournment. Now the matter is listed for final hearing and disposal on April 01, 2022. On April 01, 2022, due to unavailability of our arguing counsel, we sought an adjournment. The matter has thereafter been posted for hearing on April 29, 2022. The matter was listed for final hearing before a special bench of the NGT on May 02, 2022, wherein the bench disposed off the appeal by directing the EC to remain intact for the expansion project. Certain additional directions were also passed with regards to payment of Environmental Compensation and a setting up of a Committee to formulate additional conditions on water drawl from Tel river, Fly Ash utilisation, Red Mud utilisation/disposal and approve restoration plan for utilising the compensation amount. A review application against the judgement of the NGT has been filed by Vedanta Limited on May 25, 2022.

•	Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

An application was filed by the village panchayat head of Navelim, Goa before the NGT against the Goa State Pollution Control Board (“GSPCB”), MoEF & CC, State of Goa, others and us alleging that (i) GSPCB had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF & CC and the approval are for all four plants thereby violating the MoEF & CC order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF & CC. On March 1, 2013, the NGT gave directions to issue notices to all the parties. We responded on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014, the matter was transferred from the Principal Bench of the NGT at New Delhi to the Western Bench of the NGT at Pune.

The application of Village Panchayat Navelim before NGT, Pune was kept in abeyance since an identical issue against us was pending before the Supreme Court. The said identical issue pertaining to Amona Expansion was later referred to NGT Principal Bench at Delhi by the Supreme Court. The Amona Expansion NGT, Delhi matter was disposed with the direction to MoeF for passing any directions or conditions for the grant of EC to us. MoEF & CC accordingly added few conditions in the EC granted to us and the Amona expansion matter was accordingly disposed. The hearing of Village panchayat Navelim application before NGT , Pune will be taken up in due course.

•	Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of ₹ 16,420 million ($ 225 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order dated December 12, 2012 ordered us to deposit a bank guarantee for an amount of ₹ 1,870 million ($ 25 million) until completion of the arbitration proceedings.

On April 9, 2013, we filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently, SSNP filed an application for an interim award of ₹ 2,020 million ($ 28 million) before the arbitral tribunal, which was not granted. The arbitral award was pronounced on November 9, 2017, wherein the Tribunal awarded an aggregate amount of ₹ 2,210 million ($ 30 million) to SSNP payable within a period of 120 days carrying an interest at the rate of nine per cent (9.0%) from the date of filing of the claim and along with a cost of ₹ 5 million ($ 0.07 million). The tribunal further directed that beyond the said period of 120 days, the award amount shall carry an interest at the rate of fifteen per cent (15.0%) till the realization of the award amount.

Vedanta Limited challenged the award before the High Court of Delhi under section 34 of Arbitration Act. This was dismissed by the court, post which the Company filed an appeal under section 37 before the division bench of the High Court of Delhi. The court granted a stay subject to the deposit of the award amount. Accordingly, we deposited an amount of ₹ 1,522 million with the court, requesting the court to direct SSNP to return the bank guarantee post which the balance amount shall be deposited.

The division bench, on August 30, 2018, dismissed our appeal u/s 37 of Act and vacated all interim orders passed by the court. We challenged the said order of High Court before Supreme Court by way of a SLP. In the meantime, SSNP also filed an execution application before the High Court for appropriation of money which was deposited with the court, against which we filed an appeal to get a stay of execution.

The Supreme Court disposed of the SLP passing its final order, on October 11, 2018, partially modifying the Arbitral Award on the interest aspect as under: (i) A uniform rate of 9.00% will be applicable for the INR component of the award amount in entirety till the date of realization (ii) The interest payable on the EUR component of the award amount will be as per LIBOR + 300 basis points on the date of Award, till the date of realization.

SSNP had filed a clarification application before the Supreme Court praying for the original award pronounced by the Tribunal on November 9, 2017 which was withdrawn by SSNP and now stands disposed of.

Vedanta Limited then filed a reply to the Execution Petition filed by SSNP in the Delhi HC for giving effect to the its earlier order and requesting SSNP to hand over the drawings, documents and the Bank Guarantee. The court, in its order dated August 08, 2019, accepted the Company’s argument that the Euro component can be paid in INR subject to the arguments of SSNP on the next date. With respect to our submission for return of drawings and documents as a precondition to the release of payments, SSNP submitted an affidavit on September 12, 2019. The matter was then listed on October 21, 2019 for hearing and as per the order ₹ 347 Million has been released out of the deposit made with the Registry in the first week of November. In the meantime, SSNP also approached Vedanta Limited for a settlement which was rejected, stating that the same shall not be accepted unless the settlement offer is made by SSNP in writing.

On January 6, 2020, the court recorded our submissions on refund of excess security deposited with the Registry by Vedanta Limited and on the issue of release of drawings and documents as sought by Vedanta Limited. The court directed SSNP to file an affidavit within two weeks’ to show that such drawings and documents have been supplied by them, thereafter two weeks’ time was given to Vedanta Limited to file a reply to the same. Vedanta Limited has filed a petition to recover the surplus deposit amount lying with the Registry. In the same order, accounts officers of the court was directed to examine the calculation filed by the parties and submit the report to the court. The matter to be heard on August 02, 2021. In the meantime, SSNP filed an Execution First Appeal before the Division Bench, Delhi High Court against the aforesaid order dated January 6, 2020, wherein SSNP has prayed for modification of the arbitral award. The execution first appeal has been part heard on November 26, 2020 and December 17, 2020. The Execution First Appeal was then listed for hearing on February 09, 2022 and has now been posted for final arguments on March 31, 2022. The arguments of both the parties in Execution First Appeal were heard at length on March 31, 2022, and the court has now reserved the final judgement. On April 27, 2022, the Delhi High Court dismissed the Execution First Appeal filed by SSNP. Pursuant to the dismissal of SSNP’s execution first appeal, Vedanta Limited has filed a supplementary affidavit in the original execution petition [OMP (ENF.) (COMM.) 225/2018] highlighting the excess security deposit amount lying with the Delhi High Court registry and has sought for its refund. The execution petition was listed on May 19, 2022, wherein SSNP has been given time to file its reply against the supplementary affidavit. Next date in the matter is August 02, 2022.

Vedanta’s enforcement petition was listed for hearing on March 03, 2022 but could not reach due to paucity of time. It is listed for hearing next on April 25, 2022. The matter could not reach due to paucity of time and is now posted for hearing on July 12, 2022.

The aggregate award amount now stands revised at ₹ 3,026.03 million ($40.03 million) as on March 31, 2022.

•	Forest development tax levied by the Government of Karnataka

In October 2008, we filed a writ petition in the High Court of Karnataka against the Government of Karnataka and others, challenging the imposition of a forest development tax (“FDT”) at a rate of 8.0% (a subsequent demand was made for the payment of tax at the rate of 12.0%) on the value of iron ore sold by us from the mining leases in the forest area, pursuant to the notification by the Government of Karnataka and the memorandum/common order issued by the Deputy Conservator of Forests. In August 2009, the High Court of Karnataka permitted the Government of Karnataka to levy the forest development tax and ordered that the demand be restricted to 50.0% of the forest development tax as an interim arrangement pending disposal of the writ petition.

We filed an application before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a SLP before the Supreme Court of India against the High Court’s order. In November 2009, the Supreme Court of India ordered the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and ordered us to furnish a bank guarantee towards payment of the forest development tax. In April 2010, we were ordered by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. On December 3, 2015, the High Court of Karnataka passed its final order quashing the forest development tax notification, holding that the rate of forest development tax levied to be 8.0% and directing a refund of the amounts collected from mining lessees other than state government owned companies. The state government of Karnataka appealed against the order before the Supreme Court of India, and another mining lessee also filed a counter appeal in the matter. The matter is pending before the Supreme Court and in the interim, the Supreme Court has stayed the refund of the forest development tax amount as ordered by the High Court.

Meanwhile, the Government of Karnataka legislated the Karnataka Forest Development (Amendment) Act, 2016 (the ‘Amendment Act’) to validate the earlier law making certain amendments with retroactive effect. The Amendment Act has also changed the nomenclature of Forest Development Tax (“FDT”) to Forest Development Fee (“FDF”) with retroactive effect, since the court had previously declared that FDT was a tax and not a fee, as claimed by Government of Karnataka. We challenged the validity of the Amendment Act by way of a writ petition before the High Court of Karnataka. The High Court of Karnataka, on October 4, 2017, struck down the Amendment Act directing refund of the amounts collected. On March 13, 2017, the Supreme Court, in the appeal filed by state of Karnataka against the order of the High Court, has stayed the refund of the amount collected as FDF. On March 21, 2018, the Supreme Court directed that appeals against both the FDT and FDF matters will be heard together. The SLPs were listed on March 30, 2022 for final hearing before the Supreme Court. The Court had directed the State to file its written submission by April 5, 2022 and the matter was heard on April 7, 2022. The State Government has made the Statement to the Court that they are seriously considering settlement of the matter outside the Court. The Court has directed the parties to file their written submissions within one week and listed the matters on April 28, 2022. On April 28, 2022, the SC directed that the matter be listed immediately after two weeks on a non-miscellaneous day. The Supreme Court judge heading the bench has retired and now the matter will come up before a new bench in due course.

•	The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, SLPs challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI have challenged the Amalgamation and Reorganisation Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The Supreme Court of India has admitted the SLPs and the matter was last listed on July 1, 2019 and the next date of hearing is yet to be notified.

•	GRIDCO Power purchase agreement amendment matter (Short supply issue)

Vedanta Limited has set up a 4x600MW Thermal Power Plant (TPP) at Jharsuguda, Odisha. In the year 2012, Vedanta Limited executed a power purchase agreement (“PPA”) with GRIDCO vide Consolidated PPA dated December 19, 2012 whereby it was obligated to supply certain quantum of power from its TPP to GRIDCO. Thereafter, in 2015, Vedanta Limited had filed a petition before Orissa Electricity Regulatory Commission (“OERC”) seeking conversion of its 4 IPP units to Captive Generating Plants (“CGP’s”). The said prayer was partly allowed by OERC by its order dated

January 27, 2016 and the parties were directed to make necessary changes to the PPA incorporating the directions thereof and submit the revised PPA for approval of the Commission.

Meanwhile, a meeting was held between the parties on November 01, 2016 whereby it was agreed inter alia that in case there is a shortfall in supply of power by Vedanta Limited to GRIDCO, then GRIDCO shall be entitled to levy penalty on Vedanta Limited at such rate as agreed in the minutes. In furtherance to the said MoM, GRIDCO started raising debit notes on Vedanta Limited for such shortfall in supply of power and has as such raised the debit notes on Vedanta Limited till the month of March 2022 amounting to a total value of ₹ 4,970 million ($ 66 million). Vedanta Limited has disputed these debit notes on various grounds.

GRIDCO filed a petition in the year 2018 seeking amendment to the PPA in compliance with the OERC order dated January 27, 2016. However, GRIDCO further prayed for incorporation of a penalty clause in line with the minutes dated November 1, 2016. Vedanta Limited filed its preliminary reply inter alia submitting that there are certain issues which need to be resolved between the parties mutually and accordingly, the Commission may direct the parties to convene a meeting to sort out the issues and submit the revised PPA to the Commission for its approval.

The Commission was pleased to allow the aforementioned prayer and in furtherance to the same, a meeting was held between Vedanta Limited and GRIDCO in the presence of Director (RA), OERC on June 7, 2019. In the said meeting, certain modalities for payment of compensation by Vedanta Limited for short supply of power on the principle of no profit and no loss were agreed between the parties and minutes were signed. Therefore, the minutes dated November 1, 2016 stood superseded by the minutes dated June 7, 2019. However, subsequently GRIDCO disputed the said minutes as being non-implementable and raised additional issues as well.

GRIDCO is not making payment of undisputed outstanding receivables of Vedanta Limited towards monthly energy bills on account of the fact that it has an alleged counter claim of ₹ 27,780 million ($ 368 million) towards debit notes being raised by it in accordance with the earlier minutes dated November 1, 2016. However, Vedanta Limited has disputed the said minutes and has also maintained that these minutes stand superseded by minutes dated June 7, 2019 which were signed between both the parties in presence of Director (RA), OERC. In fact, Vedanta Limited in its preliminary reply had also sought a direction from OERC seeking payment of 100% payment of undisputed invoices and at least 75% of disputed invoices as per the provisions of the PPA. Post signing of minutes dated June 7, 2019, we have also submitted before the Commission that we are committed to comply with the modalities agreed in the said minutes. The total receivables of Vedanta Limited as on March 31, 2022 stands at ₹ 12,926.88 million ($ 171 million).

The final hearings in the matter were concluded on October 15, 2019. The OERC passed its final order on June 22, 2020 wherein Vedanta Limited and GRIDCO have been directed to amend the PPA in line with the terms laid out by the OERC. Additionally, OERC has directed GRIDCO to reconcile the arrear amounts due to Vedanta Limited and settle the payments within two months from date of the judgement. The reconciliation is still going on with GRIDCO.

On August 25, 2020, Vedanta Limited also filed a limited appeal before the APTEL in respect of certain limited issues arising out of the June 22, 2020 OERC Order and the pleadings are completed. The matter was admitted on March 22, 2022 and next date of listing is awaited. GRIDCO has filed an appeal before APTEL against the order dated June 22, 2020 on April 07, 2022

Additionally, on September 18, 2020, GRIDCO filed an application for review of the June 2020 OERC Order before the OERC. Arguments in the matter had concluded on the review petition. Subsequently, OERC vide Order dated October 27, 2021 observed that issues raised by GRIDCO in review petition have been discussed in the impugned order and the present submissions made by GRIDCO in the review petition have already been considered by the Commission at different paragraphs of the impugned order. The present petition appears more to be an appeal than prayer to review our order and, therefore, does not merit consideration, and hence is dismissed.

•	Arbitration proceedings on issues related to the cost recovery of the Ravva block

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of GOI in October 2004 (Partial Award).

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in the Company’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal.

The Company has also filed for the enforcement of the Partial Award and Final Award before the Delhi High Court. The matter is next listed for hearing on September 26, 2022.

In connection with the above matter, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers for Ravva to divert the sale proceeds to Government’s account. GOI alleges that the Ravva Joint Operations (consisting of four joint venture partners) has short paid profit petroleum of ₹ 15,890 million ($ 216 million) (the Company share approximately ₹ 4,691 million ($ 64 million). Against an interim application, filed by Vedanta Limited along with one its other joint venture partner, seeking stay of such action from GOI, before the Delhi High Court, where enforcement petitions for the matter is pending, the Court directed the OMCs to deposit above sums to the Court. However, Vedanta Limited (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court order) from the Court upon furnishing a bank guarantee of commensurate value.

The Delhi High Court vide its order dated May 28, 2020 has directed that all future sale proceeds of Ravva Crude with effect from June 5, 2020 be paid directly to Vedanta Limited by the OMCs. In connection with the proceedings on the above matters, GOI has also filed an interim application seeking deposit by the said OMCs towards interest on the alleged short payment of profit petroleum by the petitioner (i.e. the Company and the other joint venture partner). The interim application filed by GOI and the matter in respect of the ONGC Carry has been listed for hearing on September 26, 2022.

While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, the Company would be liable for approximately ₹ 4,838 million ($ 64 million) plus interest as on March 31, 2022.

•	Writ petition filed in the Delhi High Court by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to extension of tenure of the PSC for the RJ block

Vedanta Limited filed a writ petition before the High Court of Delhi against the MoPNG, the DGH and ONGC regarding the extension of the tenure for the Rajasthan Block PSC for the Rajasthan Block.

The Rajasthan Block PSC was valid until May 14, 2020. Consistent with the terms of the Rajasthan Block PSC, given that the Rajasthan Block is also producing natural gas, Vedanta Limited has been requesting an extension of the tenure of the Rajasthan Block PSC for a period of up to 10 years, i.e., until May 14, 2030.

In view of MoPNG’s delay, a writ petition was filed by Cairn India (now Vedanta Limited) on December 11, 2015, seeking relief from the High Court of Delhi.

The High Court of Delhi on May 31, 2018 allowed the writ petition, directing GoI to extend the Rajasthan Block PSC for a period of ten years beyond the current contract term in accordance with Article 2.1 of the Rajasthan Block PSC on the same terms and conditions. The GOI appealed the decision of the Single Bench before the Division Bench High Court of Delhi.

On directions of the Division Bench in an application filed by Vedanta, the GOI granted its approval for a ten-year extension of the Rajasthan Block PSC pursuant to its letter dated October 26, 2018 under the Pre-NELP Extension Policy, subject to certain conditions.

The matter was decided vide order dated March 26, 2021, when the High Court has allowed the appeal of GOI against the single judge order. While the Company has challenged the Judgement of the Division Bench of High Court before the Supreme Court vide its SLP filed on June 30, 2021, the Company has paid additional 10% Profit Petroleum to the GOI w.e.f. May 15, 2020, in absence of any stay on the same. We have filed application seeking interim relief on March 08, 2022. On May 18, 2022, Company had made an oral submission before the Supreme Court seeking urgent listing of the matter and the court has directed the Registry to list the matter in the first week of July 2022.

•	Writ petition filed in the High Court of Delhi by Cairn India Limited (now Vedanta Limited—oil and gas business) relating to export of crude oil from RJ Block

Cairn India Limited (now Vedanta Limited - oil and gas business) has filed a writ petition before the High Court of Delhi against the Directorate General of Foreign Trade (“DGFT”), the MoPNG, and Indian Oil Corporation Limited (“IOCL”) for the export of crude oil from the RJ Block.

Due to its nature and composition, RJ Block crude has the potential to be valued higher by refineries in other markets, beyond the prices being received from the GoI nominated buyers, and other domestic, private refiners. Since 2009, Cairn India Limited (now Vedanta Limited - oil and gas business) has been receiving bids from international buyers and refiners offering prices that are an additional $ 3-4 per bbl more than the domestic sale prices for RJ Block crude.

In accordance with the provisions of the RJ Block PSC and the applicable GoI policies for crude oil export, Cairn India Limited (now Vedanta Limited - oil and gas business) repeatedly requested IOCL and MoPNG to allow it to export RJ Block crude oil, to which there has been no firm response. Cairn India Limited (now Vedanta Limited—oil and gas business) also made written requests to the DGFT to intervene in the matter, which again proved unsuccessful.

In view of the aforesaid, Cairn India Limited (now Vedanta Limited - oil and gas business) filed a writ petition in the High Court of Delhi on December 11, 2015 to obtain relief in the form of orders to the DGFT, MoPNG and IOCL for approvals and authorizations to permit and facilitate the export of RJ Block crude oil, to the extent GoI nominated buyers are unable to cover the entire production. Through its order dated December 14, 2015, the High Court ordered the MoPNG, DGFT and IOCL to obtain necessary instructions on whether the GoI was willing to pick up the entire crude oil production from the RJ Block, or in the alternative was ready to grant permission to Cairn India Limited (now Vedanta Limited—oil and gas business) to directly export the crude oil not covered by the GoI nominees.

On October 18, 2016, the High Court set aside the writ petition. Cairn India Limited (now Vedanta Limited—oil and gas business) filed an appeal against the said order before the division bench of the High Court of Delhi which was also dismissed on November 28, 2018. Vedanta Limited has now filed a SLP before the Supreme Court of India against the dismissal of the writ petition by the Delhi High Court. The matter was heard on April 22, 2019 by the Supreme court and the court directed that notice be issued to GoI and has given four weeks’ time to GoI to revert with its response, post which the matter will be listed for hearing to decide upon the admission of the SLP. No reply was filed by GoI. Vedanta Limited on December 21, 2021 filed a petition to withdraw the SLP. On February 16, 2022 Vedanta filed an application for urgent listing of petition for withdrawal of SLP.

•	Cairn DGH arbitration issue

The GOI granted its approval for a ten-year extension of the Rajasthan Block PSC vide letter dated October 26, 2018 under the Pre-NELP Extension Policy, subject to certain conditions. The conditions relate to the completion of certain (i) technical activities in the Rajasthan Block before the expiry of the primary tenure of the Rajasthan Block PSC, (ii) prescribes mechanism and criteria for exploration cost recovery, (iii) submission of audited accounts/end of year statements and (iv) payment against any amounts due on account of audit observations. The GOI has subsequently on December 3, 2019 removed the condition of the submission of audited accounts as imposed under the letter of extension dated October 26, 2018.

In connection with one of the conditions for the Rajasthan Block PSC extension, the DGH raised certain queries on May 12, 2020 relating to the notification of certain audit exceptions raised for fiscal year 2016 to 2017 relating to the share of Vedanta Limited and its subsidiary. Vedanta Limited has disputed these queries together with the other audit exceptions for fiscal years 2016 to 2018 on the basis that such audit findings and exceptions are not in accordance with the Rajasthan Block PSC nor are they sustainable and thereby do not prevail nor result in the creation of any liability on Vedanta Limited and its subsidiary. Vedanta Limited is of the belief that it has reasonable grounds to defend its proposition and which are further supported by independent legal opinions on the same. Vedanta Limited had proposed for the relevant issues pertaining to these audit findings and exceptions to be referred for expert determination in accordance with the provisions of the Rajasthan Block PSC. On May 14, 2020, Vedanta Limited invoked the dispute resolution process in accordance with the Rajasthan Block PSC process and issued notice for arbitration to which the GOI has responded on June 29, 2020. The arbitration tribunal stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on December 15, 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GoI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on July 11, 2022 The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated April 7, 2017, the Office Memorandum dated February 1, 2013, as amended and audit exceptions notified for FY 2016-18. Vide its order dated September 23, 2021. the Tribunal dismissed the motion and ordered costs in favour of VL & CEHL. The costs are not payable until the end of the arbitration or further order in the meantime. Vedanta has also filed an application seeking directions from the Delhi High Court to direct GoI to not link the PSC extension with the wrongful demand under the audit exceptions and to extend the PSC for 10 years without insisting upon a payment of disputed dues which have been already referred to arbitration. This application was heard briefly on April 12, 2022 and notice has been issued. GOI has filed its reply on May 13, 2022. Vedanta has filed it’s Rejoinder to GoI’s Reply on May 20, 2022.

Separately, on September 23, 2020, GOI filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The Delhi High Court has not passed any order against any of the parties and the matter is listed for hearing on July 11, 2022.

•	Arbitration proceedings related to ONGC’s obligation to share contract costs in respect of the Rajasthan Block PSC.

The dispute pertains to inter-party issues between ONGC, Vedanta Limited (“Operator”) and Cairn Energy Hydrocarbons Limited (“CEHL”) (ONGC, Vedanta Limited and CEHL collectively referred to as “Contractor Parties”) in relation to key components of the parties’ contractual relationships, including their respective right to recover Contractor’s Contract Costs incurred as a result of Petroleum Operations and ONGC’s contractual obligation to contribute its Participating Interest (“PI”) share of such costs in the RJ Block and the subsequent finalization of accounts for the RJ Block. GoI has taken the position, among other things, that the Operator’s annual accounts and statements are not final. The same is due to the Contractor Parties’ divergent views on the RJ Block accounts and non-adoption of the accounts by the Management Committee (“MC”) of the RJ Block. The GoI has directed the Contractor Parties to “finalize Cost Oil”, in the absence of which disputed profit petroleum (“PP”) payments should be payable to GoI.

These issues arise from the interpretation and application of the RJ Operating Agreement (“OA”), the Rajasthan Block PSC.

On March 01, 2019, Vedanta Limited served a notice of arbitration in accordance with the dispute resolution mechanism prescribed in the Rajasthan Block PSC and OA to ONGC and ONGC has responded to the same on April 12, 2019. The Arbitral Tribunal has been constituted in accordance with and pursuant to the Rajasthan Block PSC. The pleadings have been completed in the matter and evidential hearing concluded on January 28, 2022. Post hearing brief has been submitted by both the parties on April 4, 2022. Reply to post hearing briefs have been submitted by both the parties on May 9, 2022. Final arguments concluded on May 30-31, 2022. Award is awaited.

In parallel, on May 10, 2019, ONGC filed an interim application under Section 9 of the (Indian) Arbitration Act seeking interim relief before the High Court of Delhi claiming royalty from Vedanta Limited of approximately $ 394 million along with interest. The matter has been listed several times since May 2019 and no interim relief sought by ONGC had been granted. The matter is now listed on August 29, 2022.

•	Baker Arbitration

Vedanta Limited had entered into two development contracts viz. Supply and Services, in 2018 with two Baker Hughes companies in the MBA fields in Rajasthan block. On the notice of force majeure by Baker in respect of the services contract, Vedanta Limited as per its contractual right terminated the active call outs under the Services contract. There is a dispute between the parties relating to the amount payable towards outstanding dues as on the date of Termination and whether only active call outs under the Service Contract stand terminated or both contracts in entirety are terminated. Baker invoked arbitration under both the contracts in November 2020 and are claiming a total amount of $ 124 million from Vedanta Limited, which is disputed by Vedanta Limited. The Tribunal has been constituted and as per the Procedural Order, the Claimants have filed their Statement of Claim on March 25, 2022. Statement of Defence and Counterclaim to be filed by Vedanta by June 21, 2022.

•	NGT Matter

Vedanta Limited (Div: Oil & Gas) was granted an EC by MoEF & CC dated April 19, 2019 for expansion of its capacity from 300,000 BOPD to 400,000 BOPD for RJ-ON-90/1 Block. The grant of the EC has been challenged by a local resident on the purported grounds that Vedanta Limited is causing pollution in the nearby areas in violation of the EC conditions and has made an application before the National Green Tribunal (Central Zone) for the cancellation of the EC. Vedanta Limited has filed its reply against the Application along with documents refuting all allegations. The Applicant has filed rejoinder on April 18, 2022 and the matter was heard on May 23, 2022. On May 30, 2022, the matter was disposed off in favour of Vedanta Limited.

•	Writ Petition against 12(1)(hh) notice received from Directorate of Mines and Geology

On May 4, 2022, Vedanta Limited, Sesa Resources Limited, Sesa Mining Corporation Limited and Cosme Costa received notices from DMG to comply with the provisions of Section 12(1)(hh) of the Mineral Concession Rules (Other than Atomic and other Hydrocarbon Energy Minerals) Concession Rules, 2016 demanding dispossession from their mining leases by June 6, 2022. The notice mentioned that vide order dated April 21, 2014 in Goa Foundation I, and order dated February 7, 2018 in Goa Foundation II, the mining leases of the notice receivers had expired. Further, it was also mentioned that the Supreme Court vide order dated January 30, 2020 in another matter granted a period of 6 months to the leaseholders to remove all the mineral ores, machinery, and other materials lying on the mining leases as per clause 12(1)(gg) of MCR Rules, 2016. Vide order dated October 13, 2020 in Chowgule and Company Private Limited v. Goa Foundation, the Supreme Court granted time till January 2021 for the removal of mineral ore from the mining leases. A writ petition has been filed on behalf of Sesa Resources Limited on May 17, 2022 before the High Court of Bombay at Goa (WP 1115 of 2022), wherein, among other grounds, it was contended that the direction in Chowgule case was only for removal of mineral ore, and it cannot be extended to dispossession of mining leases under Section 12(1)(hh). Further, the challenge to the constitutional validity of the Goa Daman and Diu Mining Concessions (Abolition and Declaration as Mining Leases) Act, 1987 which abolished the mining concessions and converted them to mining lease, is pending before the Supreme Court in Property Owner’s Association Vs State of Maharashtra since 1998, and until the matter is pending, no decision regarding the title of the mining leases can be taken as Sesa Resources Limited has been granted the concession in perpetuity by the Portuguese mining laws.

The first hearing in the WP 1115 of 2022 matter took place on May 18, 2022, wherein the bench directed to list the matter on June 6, 2022. Respondents were directed to file their response by June 6, 2022. On June 6, 2022, one of the judges hearing the matter recused from hearing the matter. A new bench for hearing the matter will be constituted. No next date is fixed as of now.

REPORT ADOPTED BY THE BOARD OF DIRECTORS OF VEDANTA LIMITED (“COMPANY”) AT ITS MEETING HELD ON OCTOBER 29, 2021 EXPLAINING THE EFFECT OF THE SCHEME OF ARRANGEMENT BETWEEN THE COMPANY AND ITS SHAREHOLDERS UNDER SECTION 230 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT 2013 (“SCHEME”) ON THE EQUITY SHAREHOLDERS, KEY MANAGERIAL PERSONNEL, PROMOTERS AND NON-PROMOTER SHAREHOLDERS OF THE COMPANY

BACKGROUND

1.	The Board of Directors of the Company (“Board”) at its meeting held on October 29, 2021 has approved the Scheme.

2.

The Scheme provides for capital reorganization of the Company, inter alia, providing for transfer of amounts standing to the credit of the General Reserves (as defined in the Scheme) to the Retained Earnings (as defined in the Scheme) of the Company.

3.	The Appointed Date for the Scheme means the Effective Date.

4.	This report of the Board is accordingly being made in pursuance to the requirements of Section 232(2)(c) of the Companies Act, 2013.

5.	The rationale and the benefits of the Scheme which, inter-alia, are as follows:

5.1

Over the years, the Company has built up significant reserves through transfer of profits to the reserves in accordance with provisions of the erstwhile Companies Act, 1956 and erstwhile rules notified thereunder, namely, the Companies (Transfer of Profits to Reserves) Rules, 1975.

5.2

Steady growth in sales volume, balanced capital expenditure for continuing operations has helped the Company achieve a strong track record of generating cash flows. With healthy business practices in place, the Company expects that it will continue its growth trajectory and its business operations will keep generating incremental cash flow over the coming years.

5.3

The Company is of the view that the funds represented by the General Reserves are in excess of the Company’s anticipated operational and business needs in the foreseeable future, thus, these excess funds can be utilized to create further shareholders’ value, in such manner and to such extent, as the Board of the Company in its sole discretion, may decide, from time to time and in accordance with the provisions of the Act and other Applicable Law.

5.4	The Scheme is in the interest of all stakeholders of the Parties.

VALUATION DIFFICULITIES (IF ANY)

The Scheme envisages capital reorganization of the Company, inter alia, providing for transfer of amounts standing to the credit of the General Reserves to the Retained Earnings of the Company. Pursuant to the Scheme, no consideration, in form of cash, shares or otherwise, is proposed to be paid by the Company. Accordingly, there is no requirement to obtain a valuation report from a registered valuer, in connection with shares, assets or business of the Company. Since, valuation report is not required for the present Scheme, there is also no requirement to obtain any fairness opinion from a merchant banker.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Thus, in view of the above, the question of the Company facing special valuation difficulties does not arise.

EFFECT OF THE SCHEME ON THE EQUITY SHAREHOLDERS, KEY MANAGERIAL PERSONNEL (KMPs), PROMOTERS AND NON-PROMOTER SHAREHOLDERS

1.	Equity Shareholders (including Promoter and Non-promoter)

In terms of the Scheme, no consideration shall be issued by the Company. Thus, there is no change in the shareholding pattern (including promoter and non-promoter equity shareholders) or share capital of the Company pursuant to the Scheme.

2.	Key Managerial Personnel (KMPs)

The Scheme will have no effect on KMPs of the Company. Upon effectiveness of the Scheme, the KMPs of the Company will continue to be KMPs of the Company as before.

On behalf of the Board of Vedanta Limited

Mr. Sunil Duggal
Whole-time Director and CEO
Place: New Delhi
Date: October 29, 2021

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

2nd & 3rd Floor Golf View Corporate Tower - B
Sector - 42, Sector Road Gurugram - 122 002, Haryana, India
Tel: +91 124 681 6000

Revised Independent Auditor’s Report on accounting treatment contained in draft Scheme of arrangement amongst Vedanta Limited and its Shareholders

To,

The Board of Directors,

Vedanta Limited,

1st Floor. ‘C’ Wing, Unit 103.

Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai – 400093

Maharashtra, India

We, the statutory auditors of Vedanta Limited, (hereinafter referred to as “the Company”), have examined the proposed accounting treatment specified in paragraph 5 of the Certified Draft Scheme of Arrangement (hereinafter referred to as “Scheme”) between the Company and its shareholders in terms of provisions of Sections 230 to 232 of the Companies act. 2013 read with rules made thereunder and other applicable provisions of the Companies Act, 2013 (the ‘Act’) to confirm whether it is in compliance with the applicable accounting standards notified under section 133 of the Act read together with the Companies (Indian Accounting Standards) Rules. 2015 as may be amended from time to time and Other Generally Accepted Accounting Principles (‘Applicable Accounting Standards’). This certificate is being issued in supersession of our earlier certificate dated December 2, 2021, which hereby stands withdrawn for reasons stated in Annexure 1.

This certificate is to be read together with our comments in Annexure 1.

The responsibility for the preparation of the Certified Draft Scheme and its compliance with the relevant laws and regulations, including the Applicable Accounting Standards as aforesaid, is that of the Board of Directors of the Companies involved. Our responsibility is to examine and report whether the Certified Draft Scheme complies with the applicable Accounting Standards and Other Generally Accepted Accounting Principles. Nothing contained in this Revised Certificate, nor anything said or done in the course of, or in connection with the services that are subject to this Revised Certificate, will extend any duty of care that we may have in our capacity of the statutory auditors of any financial statements of the Company. We carried out our examination in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India.

Based on our examinations and according to the information and explanations given to us, we report that there is no specific accounting treatment specified for transfer from general reserves to free reserves in accounting standards prescribed under Section 133 of the Act. Accordingly, in our opinion the proposed accounting treatment contained in the paragraph 5 of the Scheme is in compliance with SEBI (Listing Obligations and Disclosure Requirements) Regulations. 2015 and circulars issued there under and the applicable accounting standards prescribed under section 133 of the Act read together with the Companies (Indian Accounting Standards) Rules, 2015 as amended from time to time and other generally accepted accounting principles.

This Revised Certificate is issued at the request of the Company pursuant to the requirements of circulars issued under SEBI (Listing Obligations and Disclosure Requirements) Regulations. 2015 for onward submission to the NSE, BSE, SEBI and NCLT. This Certificate should not be used for any other purpose without our prior written consent.

For S.R. Batliboi &Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

Per Amit Chugh
Membership Number: 505224
UDIN: 21505224AAAAIK 1377
Place: Gurugram
Date: December 16, 2021

S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294

Regd. Office: 22, Camac Street, Block ‘B’ , 3rd Floor, Kolkata-700 016

Annexure I which forms part of the revised certificate

1.

This revised Certificate is issued in accordance with the terms of the Master Engagement Agreement (the “MEA”) dated July 1, 2016 amended via letters dated February 26, 2019 and May 18, 2020; and the service scope letter (the “SSL”) dated April 1, 2021 which serves as an addendum to the MEA between S. R. Batliboi & Co. LLP (“we” or “us” or “SRBC”) and Vedanta Limited (hereinafter the “Company”).

2.

We are informed that the Company had filed the aforementioned Scheme with the National Stock Exchange of India Limited (‘NSE’) and BSE Limited (‘BSE’) together with our report dated December 2, 2021. We are issuing this revised certificate in response to the queries raised by BSE in supersession of our earlier certificate dated December 2, 2021, which hereby stands withdrawn. Consequentially, our opinion has been reworded in this revised certificate. We have received an undertaking from the management that this revised certificate and the fact of supersession of the Original Certificate be brought to the attention of all recipients of such previous (superseded) certificate and such Original Certificate shall be replaced with this revised certificate, wherever such Original Certificate has been used/distributed.

3.

The attached Scheme is prepared by the Company, which is required to be submitted by the Company to the BSE, NSE, National Company Law Tribunal (‘NCLT’) and Securities and Exchange Board of India (“SEBI”) or any other authority as required under the Act and initialled by us for identification purposes only.

Managements’ Responsibility

4.

The preparation of the Scheme is the responsibility of the Management of the Company including the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Scheme and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

5.

The management of the Company is also responsible for ensuring that the Company complies with the requirements of the Act, and for providing all relevant information to the NCLT and any other regulatory authority in connection with the Scheme.

Auditor’s Responsibility

6.

Pursuant to the requirements of Section 230 of the Companies Act, 2013 and Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, our responsibility is to express reasonable assurance in the form of an opinion based on our examination and according to information and explanations given to us as to whether the proposed accounting treatment prescribed in the Scheme complies with the applicable accounting standards and other Generally Accepted Accounting Principles.

7.

A reasonable assurance engagement includes performing procedures to obtain sufficient appropriate evidence on the reporting criteria. The procedures selected depend on the auditor’s judgment, including the assessment of the risks associated with the Reporting Criteria. Accordingly, we have performed the following procedures in relation to the Revised Certificate:

i.	Read the proposed accounting treatment specified in paragraph 5 of the Scheme.

ii.

Examined the accounting treatment as described in paragraph 5 of the Scheme with the applicable accounting standards and other Generally Accepted Accounting Principles. While assessing the proposed accounting treatment we have also considered the guidance issued by ICAI to the extent relevant.

iii.	Performed necessary inquiries with the management and obtained necessary representations from the management.

8.

Our examination did not extend to any aspects of a legal or propriety nature covered in the paragraph 5 of the Scheme. Further, our scope of work did not involve us performing any audit tests in the context of our examination. We have not performed an audit, the objective of which would be to express an opinion in the specified elements, accounts or items thereof, for the purpose of this revised certificate. Accordingly, we do not express such opinion. Further, our examination did not extend to any aspects of legal or propriety nature of the Petition and other compliances thereof.

9.

We performed procedures in accordance with the Guidance Note on Reports or Certificates for Special Purposes (Revised 2016) issued by the Institute of Chartered Accountants of India. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

10.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1. Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Restriction on Use

11.

This revised certificate has been prepared at the request of the Company for submission to NCLT and SEBI or any other authority as required under the Act. It should not be used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care or for any other purpose or to any other party to whom it is shown or into whose hands it may come. We have no responsibility to update this revised certificate for events and circumstances occurring after the date of this revised certificate.

For S.R. Batliboi &Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

Per Amit Chugh
Membership Number: 505224
UDIN: 21505224AAAAIK 1377
Place: Gurugram
Date: December 16, 2021

SCHEME OF ARRANGEMENT

BETWEEN

VEDANTA LIMITED

AND

ITS SHAREHOLDERS

UNDER SECTION 230 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013

(A)	PREAMBLE

This scheme of arrangement (“Scheme”) provides for capital reorganization of the Company (as defined hereinafter), inter alia, providing for transfer of amounts standing to the credit of the General Reserves (as defined hereinafter) to the Retained Earnings (as defined hereinafter) of the Company, pursuant to the provisions of Section 230 and other applicable provisions of the Act (as defined hereinafter). This Scheme also provides for various other matters consequential thereto or otherwise integrally connected therewith.

(B)	DESCRIPTION OF THE COMPANY

Vedanta Limited (“Company”) is a company incorporated under the provisions of the Companies Act, 1956. The Company is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Company engages in the exploration, production and sale of oil and gas, aluminium, copper, iron ore and power. The equity shares of the Company are listed on the Stock Exchanges (as defined hereinafter).

(C)	RATIONALE FOR THE SCHEME

1.

Over the years, the Company has built up significant reserves through transfer of profits to the reserves in accordance with provisions of the erstwhile Companies Act, 1956 and erstwhile rules notified thereunder, namely, the Companies (Transfer of Profits to Reserves) Rules, 1975.

2.

Steady growth in sales volume, balanced capital expenditure for continuing operations has helped the Company achieve a strong track record of generating cash flows. With healthy business practices in place, the Company expects that it will continue its growth trajectory and its business operations will keep generating incremental cash flow over the coming years.

3.

The Company is of the view that the funds represented by the General Reserves are in excess of the Company’s anticipated operational and business needs in the foreseeable future, thus, these excess funds can be utilized to create further shareholders’ value, in such manner and to such extent, as the Board of the Company in its sole discretion, may decide, from time to time and in accordance with the provisions of the Act and other Applicable Law.

1

4.	The Scheme is in the interest of all stakeholders of the Company.

(D)	PARTS OF THE SCHEME

The Scheme is divided into the following parts:

1.

PART I deals with the definitions of capitalized terms used in this Scheme, the details of the share capital and reserves and surplus of the Company and date of taking effect and implementation of this Scheme;

2.

PART II deals with transfer of amounts standing to the credit of the General Reserves to the Retained Earnings of the Company, pursuant to the provisions of Section 230 and other applicable provisions of the Act; and

3.	PART III deals with the general terms and conditions applicable to this Scheme.

PART I

DEFINITIONS AND SHARE CAPITAL

1.	DEFINITIONS

1.1

In this Scheme, (i) capitalised terms defined by inclusion in quotations and/ or parenthesis shall have the meanings so ascribed; and (ii) the following expressions shall have the meanings ascribed hereunder:

“Act” means the Companies Act, 2013;

“Applicable Law” or “Law” means any applicable national, foreign, provincial, local or other law including applicable provisions of all (a) constitutions, decrees, treaties, statutes, laws (including the common law), codes, notifications, rules, regulations, policies, guidelines, circulars, directions, directives, ordinances or orders of any Appropriate Authority, statutory authority, court, tribunal having jurisdiction over the Company; and (b) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Appropriate Authority having jurisdiction over the Company as may be in force from time to time;

“Appointed Date” means the Effective Date;

“Appropriate Authority” means:

(a)

the government of any jurisdiction (including any national, state, municipal or local government or any political or administrative subdivision thereof) and any department, ministry, agency, instrumentality, court, tribunal, central bank, commission or other authority thereof;

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(b)

any governmental, quasi-governmental or private body or agency lawfully exercising or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, tax, importing, exporting or other governmental or quasi-governmental authority including without limitation, SEBI, and the Tribunal; and

(c)	any Stock Exchange.

“Board” in relation to the Company means the board of directors of the Company and shall include a committee of directors or any person authorized by such board of directors or such committee of directors duly constituted and authorized for the matters pertaining to this Scheme or any other matter relating hereto;

“Company” means Vedanta Limited, a company incorporated under the provisions of the Companies Act, 1956, having Corporate Identity Number L13209MH1965PLC291394 and its registered office at 1st Floor, C wing, Unit 103, Corporate Avenue Atul Projects, Chakala, Andheri (East) Mumbai 400 093;

“Effective Date” means the day on which last of the conditions specified in Clause 12 (Conditions Precedent) of this Scheme are complied with or otherwise duly waived;

Reference in this Scheme to the date of “coming into effect of this Scheme” or “effectiveness of this Scheme” or “effect of this Scheme” or “upon the Scheme becoming effective” shall mean the Effective Date;

“General Reserves” means and includes the amounts as reflected in the financial statements of the Company, as ‘general reserves’ under ‘other reserves’, which have been built primarily through transfer of retained undistributed profits, pursuant to the provisions of the Companies Act, 1956 and the erstwhile rules notified thereunder, namely, the Companies (Transfer of Profits to Reserves) Rules, 1975;

“Person” means an individual, a partnership, a corporation, a limited liability partnership, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or an Appropriate Authority;

“Retained Earnings” means and includes the amounts as reflected in the financial statements of the Company, as ‘retained earnings’ under ‘Reserves and Surplus’, and representing the cumulative profit/(loss) of the Company;

“RoC” means the relevant jurisdictional Registrar of Companies having jurisdiction over the Company;

“INR” means Indian Rupee, the lawful currency of the Republic of India;

“Scheme” or “this Scheme” means this scheme of arrangement as modified from time to time;

“SEBI” means the Securities and Exchange Board of India;

“SEBI LODR Regulations” means SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015, and any amendments thereof;

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“Stock Exchanges” means BSE Limited and National Stock Exchange of India Limited, collectively;

“Tax Laws” means all Applicable Laws dealing with Taxes including but not limited to income-tax, wealth tax, sales tax / value added tax, service tax, goods and service tax, excise duty, customs duty or any other levy of similar nature;

“Tax” or “Taxes” means all forms of taxes and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies, whether levied by reference to income, profits, book profits, gains, net wealth, asset values, turnover, added value, goods and services or otherwise and shall further include payments in respect of or on account of Tax, whether by way of deduction at source, collection at source, dividend distribution tax, advance tax, minimum alternate tax, goods and services tax or otherwise or attributable directly or primarily to the Company or any other Person and all penalties, charges, costs and interest relating thereto; and

“Tribunal” means the Mumbai Bench of the National Company Law Tribunal having jurisdiction over the Company.

1.2	In this Scheme, unless the context otherwise requires:

1.2.1	words denoting the singular shall include the plural and vice versa;

1.2.2	headings, sub-headings, titles, sub-titles to clauses, sub-clauses and paragraphs are for information and convenience only and shall be ignored in construing the same; and

1.2.3	the words “include” and “including” are to be construed without limitation.

2.	SHARE CAPITAL AND OTHER EQUITY

2.1	The share capital of the Company as on 30 September 2021 is as follows:

Particulars	INR
Authorised Share Capital
44,02,01,00,000 equity shares of Re 1 each	44,02,01,00,000
3,01,00,00,000 preference shares of Rs 10 each	30,10,00,00,000

Total	74,12,01,00,000

Issued subscribed and paid-up share capital
3,71,75,04,871 equity shares of Re 1 each	3,71,75,04,871

Total*	3,71,75,04,871

*

Out of the total paid up capital of 3,71,75,04,871 equity shares, 3,08,232 equity shares of the Company are pending for allotment and listing and hence kept under abeyance since they are sub-judice judice and further 16,07,04,800 equity shares of the Company were held in the form of 4,01,76,200 American Depositary Shares as on 30 September 2021.

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2.2	The details of other equity including General Reserves of the Company as on 31 March 2021, is as under:

Other Equity	INR in crore
Reserves and Surplus
Capital reserve	26,027
Securities premium	19,009
Retained Earnings	13,038
Other reserves, includes the following:
Capital redemption reserve	38
Debenture redemption reserve	557
Preference share redemption reserve	3,087
Amalgamation reserve	3
General Reserves	12,587
Share based payment reserve	172
Items of Other comprehensive income (OCI)
Equity instruments through OCI	93
Hedging reserve	(39)
Foreign currency translation reserve	1,847

TOTAL	76,418

2.3

The Scheme does not seek to reduce or otherwise alter the issued, subscribed and paid-up share capital of the Company in any manner and the same will, therefore, remain unaltered pursuant to the Scheme.

3.	DATE OF TAKING EFFECT AND IMPLEMENTATION OF THIS SCHEME

This Scheme in its present form or with any modification(s) made as per Clause 11 of this Scheme, shall become effective and operative from the Effective Date.

PART II

CAPITAL REORGANIZATION OF THE COMPANY

4.	CAPITAL REORGANIZATION OF THE COMPANY

4.1

Upon the Scheme becoming effective and with effect from Appointed Date, amount of INR 12,587 Crore standing to the credit of the General Reserves, as appearing in books of accounts of the Company as on the Appointed Date, shall be reclassified, transferred to and shall form part of the Retained Earnings of the Company for the previous financial years, arrived at after providing for depreciation in accordance with the provisions of the Act and remaining undistributed in the manner provided in the Act and other Applicable Laws.

4.2

Pursuant to the Scheme, there is no outflow of/ payout of funds from the Company and hence, the interest of the shareholders/ creditors is not adversely affected. For the removal of doubt, it is expressly recorded and clarified that the Scheme shall not in any manner involve distribution of capital reserves or revenue reserves and shall be in accordance with the accounting standards prescribed under provisions of Section 133 of the Act.

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4.3

The reduction and reorganization of the capital of the Company, as stated in Clause 4.1 above, shall be effected as an integral part of this Scheme itself, and the order of the Tribunal sanctioning this Scheme shall confirm the reduction and reorganization of capital of the Company.

4.4	The reduction and reorganization of capital of the Company would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital.

4.5	Notwithstanding the reduction of capital, as stated in Clause 4.1 above, the Company shall not be required to add ‘And Reduced’ as suffix to its name.

4.6

This Scheme does not envisage transfer or vesting of any of the properties and/ or liabilities of the Company to or in any Person and consequently, the order of the Tribunal to the extent of this Part of the Scheme will not attract any stamp duty.

4.7	The Company submits that the proposed reduction and reorganization of capital as above is in conformity with and does not violate or circumscribe any provision of the Act.

4.8	All actions taken by the Company pursuant to and in accordance with this Scheme shall be deemed to have not breached any terms and conditions or any other provisions of the Law.

4.9

This Scheme is an “arrangement” between the Company and its shareholders under Section 230 of the Act and does not envisage the transfer of vesting of any properties and/or liabilities as contemplated in Sections 230 to 232 and other applicable provisions of the Act. This Scheme does not involve any “conveyance” or “transfer” of any property/liabilities and does not relate to amalgamation or merger or demerger of companies in terms of Sections 230 to 232 of the Act, and accordingly this Scheme and the order sanctioning this Scheme shall not be deemed to be a conveyance within the meaning of the Maharashtra Stamp Act, 1958, and therefore no stamp duty shall be payable on the Scheme and / or the order sanctioning this Scheme.

4.10

It is clarified that transfer of amounts standing to the credit of General Reserves to the Retained Earnings of the Company in the manner contemplated in Clause 4.1 above, should not entail or should not be deemed as any obligation on the Company for declaration or distribution of any dividend for the purposes of Section 123 of the Act, and the provisions of the said section and rules notified thereunder shall not be applicable.

4.11

The approval of the Scheme by the shareholders by the Company shall be deemed to be sufficient for the purposes of effecting the said capital reorganization of the Company and no further resolution under any other applicable provisions of the Act would be required to be separately passed.

4.12

Notwithstanding anything to the contrary in any other instrument, deed or writing, upon the Scheme being sanctioned by the Tribunal, it shall be binding upon the shareholders and all other Persons concerned.

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5.	ACCOUNTING TREATMENT IN THE BOOKS OF THE COMPANY

5.1

Upon this Scheme becoming effective and with effect from the Appointed Date, the amount of INR 12,587 Crore standing to the credit of the General Reserves of the Company shall be reclassified and credited to the Retained Earnings of the Company.

5.2

For the removal of doubt, it is expressly recorded and clarified that the transfer of amounts standing to the credit of the General Reserves, shall not in any manner involve distribution of capital reserves or revenue reserves other than the general reserves.

PART III

GENERAL TERMS & CONDITIONS

6.	EMPLOYEES

The employees of the Company shall, in no way, be affected by the Scheme, as there is no transfer of employees under the Scheme. On the Scheme becoming effective, all the employees of the Company shall continue with their employment, without any break or interruption in their services, on the same terms and conditions on which they are engaged as on the Effective Date.

7.	CREDITORS

The creditors of the Company shall, in no way, be affected by the Scheme, as there is no reduction in the amount payable to any of the creditors and no compromise or arrangement is contemplated with the creditors. Further, there is no outflow of cash from the Company. Thus, the Scheme would not, in any way, adversely affect the operations of the Company or the ability of the Company to honour its commitments or to pay its debts in the ordinary course of business.

8.	COMPLIANCE WITH TAX LAWS

The Scheme is in compliance with the applicable Tax Laws. Upon the Scheme becoming effective, the Company shall continue to pay Taxes in accordance with and subject to Applicable Law.

9.	LEGAL PROCEEDINGS

Upon the Scheme becoming effective, all suits, actions, administrative proceedings, tribunals proceedings, show cause notices, demands and legal proceedings of whatsoever nature by or against the Company pending and/or arising on or before the Effective Date or which may be instituted any time thereafter shall not abate or be discontinued or be in any way prejudicially affected by reason of this Scheme or by anything contained in this Scheme but shall be continued and be enforced by or against the Company.

10.	APPLICATIONS/PETITIONS TO THE TRIBUNAL

The Company shall make and file all applications and petitions under Section 230 and other applicable provisions of the Act before the Tribunal, for sanction of this Scheme under the provisions of the Act.

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11.	MODIFICATION OR AMENDMENTS TO THIS SCHEME

11.1

The Board may make any modifications or amendments to this Scheme at any time and for any reason whatsoever, or which may otherwise be considered necessary, desirable or appropriate. The Board may consent to any conditions or limitations or may make any modifications to the Scheme that the Tribunal or any other Appropriate Authority may impose.

11.2

For the purposes of giving effect to this Scheme, the Board may give such directions including directions for settling any question or difficulty that may arise and such directions shall be binding as if the same were specifically incorporated in this Scheme.

12.	CONDITIONS PRECEDENT

12.1	Unless otherwise decided (or waived) by the Board, the Scheme is conditional upon and subject to the following conditions precedent:

12.1.1	obtaining no-objection letter from the Stock Exchanges in relation to the Scheme under Regulation 37 of the SEBI LODR Regulations;

12.1.2	approval of the Scheme by the requisite majority of shareholders and/ or such other Persons, as applicable or as may be required under the Act and as may be directed by the Tribunal;

12.1.3	the sanctions and orders of the Tribunal, under Section 230 of the Act being obtained by the Company;

12.1.4	the certified copy of the orders of the Tribunal being filed with the RoC by the Company; and

12.1.5	the requisite consent, approval or permission of Appropriate Authority which by Applicable Law may be necessary for the implementation of this Scheme.

12.2

It is hereby clarified that submission of this Scheme to the Tribunal and to the Appropriate Authorities for their respective approvals is without prejudice to all rights, interests, titles or defences that Company may have under or pursuant to all Applicable Laws.

13.	WITHDRAWAL OF THIS SCHEME AND NON-RECEIPT OF APPROVALS

13.1	The Company shall be at liberty to withdraw the Scheme, any time before the Scheme is effective.

13.2

In the event of withdrawal of the Scheme under Clause 13.1 above, no rights and liabilities whatsoever shall accrue or be incurred by the Company or its shareholders or creditors or employees or any other Person.

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13.3

In the event of any of the requisite sanctions and approvals not being obtained on or before such date as may be decided by the Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred upon the Company or their shareholders or creditors or employees or any other Person in terms of this Scheme.

14.	COSTS AND EXPENSES

All costs, charges, taxes, duties, levies, fees and expenses, if any, to the extent applicable and payable in connection with this Scheme, shall be borne and paid by the Company.

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